# DBRS FORM NRSRO

# EXHIBIT 7

## ADOPTED AND IMPLEMENTED BY
## DBRS, INC. AND MORNINGSTAR CREDIT RATINGS, LLC
## TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

## November 2019

**DBRS, Inc.**

- Anti-Bribery and Corruption Global Policy

- Avoiding Conflicts of Interest with Control Investors Global Procedure

- Business Code of Conduct

- Conflicts of Interest Global Policy

- Look-Back Review Global Procedure

- Outside Business Interests Global Procedure

- Personal Trading Global Policy

- SEC Rule 17g-5(a)(3) Global Procedure

- Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure

- Structured and Corporate Finance Structuring Prohibition Global Policy

**Morningstar Credit Ratings, LLC**

- Code of Ethics

- Code of Conduct

- Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure

- Look-Back Review Policies and Procedures

- Confidential Information and Analytical Firewall

- Regulatory Governance Board Charter

*Exhibit 7*

# DBRS POLICIES AND PROCEDURES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

## Management of Conflicts of Interest – Disclosure Document

### Purpose:

The purpose of this disclosure document is to set out the manner in which DBRS protects the objectivity and independence of its ratings from conflicts of interest.

### Identifying Conflicts of Interest:

Rating agencies face certain potential threats to their objectivity and independence. When, in the course of its business, an actual or potential conflict of interest is identified, DBRS determines whether the conflict of interest is prohibited and so must be eliminated or whether the conflict can be managed and disclosed.

DBRS will take appropriate action to ensure that any prohibited conflict of interest is eliminated.

In cases where DBRS determines that a conflict of interest is not prohibited, it makes specific and timely public disclosure of the conflict of interest through www.dbrs.com, and establishes, maintains and enforces written policies and procedures to manage the conflict of interest.

DBRS has identified and disclosed the following areas as potential, non-prohibited, conflicts of interest for which related policies and procedures have been implemented.

*1. Relationships with Issuers and Subscribers*

DBRS operates under an issuer-pay model, meaning that it is paid by issuers, sponsors and underwriters to determine credit ratings with respect to securities or money market instruments they issue, sponsor or underwrite, and by obligors to determine credit ratings with respect to the obligors (collectively "Issuers").

DBRS also receives compensation from those who subscribe to DBRS rating reports, industry studies, commentaries and securitization servicer reports ("Subscribers"). Subscribers may use DBRS ratings for a variety of purposes, including to comply with, or obtain benefits under, laws and rules. Subscribers may also own investments or have entered into transactions that could be favorably or adversely affected by a rating issued by DBRS.

Relationships between DBRS and its Issuers and Subscribers are potential sources of conflicts. DBRS manages these potential conflicts by ensuring that its ratings are determined in accordance with its established ratings policies, procedures and methodologies, which provide, among other things, that the ratings that DBRS assigns to a security are not affected by the fees DBRS receives for those ratings or from the potential for a new or enhanced business relationship between DBRS and any party.

In order to ensure that the determination of DBRS ratings is influenced only by factors relevant to the credit assessments, DBRS maintains an organizational and committee structure, with supporting policies, procedures and internal controls designed to effectuate the separation of its analytical personnel from those who are involved with marketing activities and fee discussions with Issuers or potential Issuers who may seek a DBRS rating. DBRS prohibits its analytical personnel from initiating, arranging, negotiating, or participating in discussions regarding fees or payments for ratings with current or potential Issuers.

DBRS maintains standard subscription fees for which Subscribers receive access to non-public information, such as rating reports. And while DBRS values its interaction with various market participants, including Subscribers and investors, DBRS ratings do not rely upon any such communications for the purposes of its rating determinations. Furthermore, in the event that DBRS analytical personnel become aware of any security ownership of an Issuer or Subscriber as a result of their interactions, DBRS analytical personnel are prohibited from being influenced by any such knowledge and are required to report any incidents where an Issuer or Subscriber attempts to pressure them or take or refrain from taking a rating action due to such ownership.

DBRS also reviews its ratings on a regular basis, and DBRS public ratings and rating policies and methodologies are publicly available at no cost on www.dbrs.com.

The risk of improper influence over DBRS ratings is further minimized by the fact that no single Issuer or Subscriber accounts for a substantial portion of DBRS' net revenues. In no case will DBRS issue or maintain a rating solicited by any person who, in the most recent fiscal year, provided DBRS with net revenue equal to or exceeding 10 percent of the total net revenue of DBRS for that fiscal year.

Furthermore, DBRS has adopted procedures regarding situations in which it has been engaged by an Issuer to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction. In such cases, DBRS discloses specific information about the transaction on a password-protected internet website that it makes available to other nationally recognized statistical rating organizations ("NRSROs") who have furnished DBRS with an appropriate certification regarding their use of the information (Non-Hired NRSROs). DBRS also obtains written representations from the Issuer of such structured finance products that it will make all the information it gives DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected website. These procedures enable Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

## 2. *Restrictions on Personal Securities Ownership, Corporate Positions and Post-Employment Activities*

Potential sources of conflict arise when DBRS analytical personnel directly involved in the rating process have direct ownership interests in Issuers, or where they have corporate positions with Issuers.

Subject to limited exceptions, DBRS analytical personnel and their immediate family members, and covered personnel directly involved in credit rating activities are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their primary area of responsibility. Furthermore, DBRS covered personnel are prohibited from serving as directors or officers in any entity that is rated by DBRS. DBRS rating policies and compliance-related procedures, guidelines and reporting requirements facilitate compliance with these prohibitions.

Furthermore, if a member of DBRS analytical personnel terminates his or her employment with DBRS and secures employment with a rated entity in respect of which the analytical personnel participated in the determination of the credit rating, DBRS shall conduct a review to determine whether a conflict of interest of the analytical personnel influenced a credit rating of the rated entity that now employs the analytical personnel, and DBRS shall take all required action, including revising a credit rating, if appropriate, and making any necessary Employment Transition reports to the SEC.

### 3. Ordinary-Course Business Relationships

Potential sources of conflict arises in respect of DBRS's business relationships with Issuers and Subscribers.

DBRS does not have an ownership interest in any rated entity. Any business relationship that DBRS enters into with a person subject to a credit rating or a Subscriber will be on an arm's-length basis. In the event that it is determined that such a relationship may be other than in the ordinary course of business, DBRS has controls in its rating committee process to ensure that the business relationship does not affect the integrity and independence of the rating. The rating committee process is one of the primary ways that DBRS manages conflicts as it provides both a checkpoint for conflicts and minimizes the influence of any one person over the determination of the rating thereby preserving the depth, consistency, objectivity and independence of DBRS ratings. The separation of business and analytical functions at DBRS provides a further layer of protection against any potential conflict arising from DBRS's business relationships.

In addition, DBRS covered personnel are prohibited from entering into business relationships with Issuers, other than arm's-length relationships conducted in the ordinary course of business.

### 4. Outside Activities of the Board of Directors

DBRS has adopted procedures reasonably designed to ensure that the outside activities of its independent board members do not influence DBRS ratings. Independent board members may not participate in any deliberation or discussion in which the independent board member has a financial interest in the outcome of the rating.

### 5. Gifts, Benefits and Entertainment

The giving or receipt of gifts, benefits or entertainment may create actual or potential conflicts of interest for DBRS covered personnel. In order to address these conflicts, DBRS has adopted a global procedure in this area. Under this procedure, DBRS analytical personnel and their immediate family members are forbidden to solicit or accept any form of gift, benefit or entertainment from anyone with whom DBRS does ratings-related business. Incidental items of a de minimis value that are offered as part of a client meeting are exempted from this prohibition.

Limits are also imposed on the giving of gifts, benefits or entertainment by analytical personnel, and on the receipt or giving of gifts, benefits or entertainment by non-analytical personnel. With very limited exceptions, all covered personnel must disclose to their Regional Compliance Officer, all gifts, benefits or entertainment they give or receive.

### 6. Separation of Analytics from Commercial Considerations

DBRS recognizes that commercial considerations may influence the production of ratings, and therefore has adopted a global procedure to manage the separation of analytics from commercial considerations. Pursuant to this procedure, all fee discussions are handled by non-analytical personnel. Analytical personnel may not participate in fee discussions or seek information about such discussions. The procedure further provides steps which are taken to safeguard the integrity of DBRS's ratings in the event analytical personnel are exposed to fee information.

**DBRS Business & Employee Codes of Conduct:**

DBRS maintains a Business Code of Conduct, which is a summary of an extensive range of policies, procedures and internal controls that DBRS has implemented to ensure the objectivity and integrity of its ratings and transparency of its operations. DBRS also maintains an Employee Code of Conduct, which sets out, and provides guidance in respect of, the DBRS standards of conduct to be followed by DBRS covered personnel, and underpins the DBRS commitment to integrity in the conduct of its business.

The policies and procedures that address and manage the conflicts discussed above are listed below, and attached as an appendix to this exhibit:

- Anti-Bribery and Corruption Global Policy

- Avoiding Conflicts of Interest with Control Investors Global Procedure

- Business Code of Conduct

- Conflicts of Interest Global Policy

- Look-Back Review Global Procedure

- Outside Business Interests Global Procedure

- Personal Trading Global Policy

- SEC Rule 17g-5(a)(3) Global Procedure

- Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure

- Structured and Corporate Finance Structuring Prohibition Global Policy



# ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

**Effective Date:** **December 1, 2017**
**Owner:** **Global Compliance**
**Applies to:** **All DBRS Covered Personnel**

## I.        Purpose and Scope

DBRS is committed to undertaking business in an ethical manner and in accordance with applicable anti-bribery and corruption laws and regulations.  As such, this Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS follows to prevent and mitigate risks associated with Bribery and Corruption.

This Policy applies to all DBRS Covered Personnel globally and extends to all DBRS business dealings and transactions in any country or region.  This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure ("Procedure") as well as all other applicable DBRS policies and procedures. Terms capitalized throughout this Policy are defined either in the Procedure or the Glossary.

## II.       Policy Statements

### A.  Overview

DBRS commits to protecting the business and reputation of the firm by establishing procedures to proactively identify risks and potential acts of Bribery and Corruption, as well as adapting systems and processes intended to prevent them from occurring.

### B.  Zero Tolerance

DBRS has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and procedures intended to prevent them from occurring.

Covered Personnel, its Agents and Third Parties are prohibited from:
- Soliciting, arranging or accepting bribes intended for the benefit of DBRS and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS.



Insight beyond the rating

# AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

**Effective Date:** January 26, 2018
**Owner:** Global Compliance
**Applies to:** All DBRS Covered Personnel

## I. Purpose and Scope

DBRS has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors Control ("Control Investor Entities"). The Conflict of Interest group of the global Compliance team is responsible for implementing this Procedure.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the DBRS Employee Code of Conduct and other DBRS policies and procedures in effect. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

## II. Conflict Prevention Procedures

**A. Business Development**
During the process of securing a letter of Engagement with an issuer, Business Development Personnel notifies the Chief Compliance Officer ("CCO") or Regional Compliance Officer ("RCO") if they become aware that a Control Investor maintains an ownership interest in the issuer.

**B. Compliance**
Compliance maintains lists of Control Investor Entities. These lists are periodically updated with information received from the Control Investors via email, periodic corporate website reviews and quarterly reports sent to Compliance. The Conflicts of Interest group conducts a reconciliation of new entities/issuers rated by DBRS versus the list of Control Investor Entities and also reconciles any new Control Investor investment with existing DBRS rating actions. The results of these reconciliations are documented.

In addition to the above, and in conjunction with the DBRS Data Management team, the Conflicts of Interest group conducts a quarterly reconciliation of DBRS rating actions versus Control Investor investments. The results of this reconciliation are documented.

Upon request from a Control Investor, Compliance provides a report of all entities for which DBRS maintains a public and private rating.

**C. Covered Personnel**
All Covered Personnel must notify their RCO or the CCO in the event they become aware of an instance



where DBRS currently rates, or is engaged to rate, an entity Controlled by, or a security issued by a Control Investor Entity.

## III.  Conflict Resolution Procedures

DBRS does not rate its Control Investors, any Control Investor Entity, or any securities issued thereby. Furthermore, in the event it is determined that DBRS rates, or is engaged to rate, a Control Investor Entity, or a security issued by such an entity, DBRS will Discontinue-Withdraw the rating(s) in question, or withdraw from the engagement to provide such rating in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or legal counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action.  DBRS may seek exemptive relief from applicable regulatory requirements if DBRS determines that such relief is in the best interest of users of DBRS credit ratings or otherwise in the public interest.  The results of this consultation are documented.

## IV.  Disqualification of Control Investors from Discussions on Certain Matters

Control Investors and their employees, and members of the Board of Directors of the Rating Acquisition Corporation, a DBRS holding company, and DBRS operating company, other than a member who is also an executive of a DBRS entity, are always disqualified at any DBRS entity meeting from any deliberation involving a specific rating.  Such persons, including a DBRS executive who is not Analytical Personnel, must not have any influence or participation in the determination of a rating.

## V.  Appendix

### A.  Definitions

**"Control"** is defined as the power to direct the management or policies of a person.  A person is presumed to control a corporation if the person directly or indirectly owns 10% or more of the voting securities or is a member of the Board of Directors of that corporation.  A person is presumed to control a trust if the person is a trustee or managing agent of the trust.  A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e.,* unaffiliated) fund in which the Control Investor has an ownership interest.  However, if a Control Investor owns 10% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"**Control Investor**" is defined as a person who, directly or indirectly, owns 10% or more of the outstanding shares of DBRS.

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March 2019

# DBRS Business Code of Conduct

# Contact Information

Brian Weiss
Global Chief Compliance Officer
Tel. +1 203 883 5848
bweiss@ dbrs.com

# Table of Contents

# Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by DBRS Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

## DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer) or obligation and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should

---

1. The DBRS group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; and in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation).

4. As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

# Introduction (Continued)

default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrs.com.

# 1. Quality and Integrity of the Rating Process

**(1.1)** DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the DBRS website and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

**(1.2)** Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

**(1.3)** When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

**(1.4)** DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

**(1.5)** In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

**(1.6)** DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

**(1.7)** DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced DBRS Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

**(1.8)** DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

**(1.9)** DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.

# 1. Quality and Integrity of the Rating Process (Continued)

**(1.10)** DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

**(1.11)** DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

**(1.12)** DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

**(1.13)** DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

**(1.14)** DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

**(1.15)** For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

**(1.16)** DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

# 1. Quality and Integrity of the Rating Process (Continued)

**(1.17)** DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

**(1.18)** DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

**(1.19)** DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

**(1.20)** DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

**(1.21)** DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

**(1.22)** DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

**(1.23)** In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, DBRS Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new DBRS Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires DBRS Personnel to acknowledge that they have read and understood the Business Code.

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

# 1. Quality and Integrity of the Rating Process (Continued)

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) DBRS Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS policy or procedure to the GCCO or their RCO. DBRS allows matters to be reported anonymously. DBRS does not limit a person from communicating or cooperating with appropriate governmental authorities, including its supervising regulators. DBRS protects DBRS Covered Personnel who, in good faith, report violations or other improper conduct from retaliation by other members of the DBRS Personnel (including DBRS Management). DBRS shall take appropriate action against anyone under its control who is found to have been involved in improper conduct.

# 2. DBRS Independence and Avoidance of Conflicts of Interest

## A. General

**(2.1)** DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

**(2.2)** Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

**(2.3)** The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

**(2.4)** Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

**(2.5)** DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS website.

## B. DBRS Policies, Procedures, Controls and Disclosures

**(2.6)** DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

   a.  *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*
   b.  *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*
   c.  *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*
   d.  *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*
   e.  *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

**(2.7)** DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

# 2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

**(2.8)** DBRS discloses the general nature of its compensation arrangements with rated Issuers on the DBRS website. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

**(2.9)** DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

**(2.10)** DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

**(2.11)** In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

## C. DBRS Analyst and Employee Independence

**(2.12)** Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

**(2.13)** DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

**(2.14)** DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

    a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*

    b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*

    c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;*

# 2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

    d. *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

    e. *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

    f. *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

    g. *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

**(2.15)** Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities.

**(2.16)** Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

**(2.17)** DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

**(2.18)** DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

**(2.19)** DBRS Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. DBRS Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

**(2.20)** DBRS Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

# 3. DBRS Responsibilities to the Investing Public and Issuers

## A. Transparency and Timeliness of Ratings Disclosure

**(3.1)** DBRS provides information on the DBRS website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

**(3.2)** DBRS publishes on the DBRS website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the DBRS website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

**(3.3)** In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

**(3.4)** DBRS discloses the Credit Ratings Global Policy on the DBRS website, which addresses the issuance of unsolicited credit ratings.

**(3.5)** DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS provides rationales to support each rating action.

**(3.6)** DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

**(3.7)** DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

**(3.8)** DBRS is transparent about the manner in which each rating is determined.

**(3.9)** In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

**(3.10)** When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

**(3.11)** Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

**(3.12)** With respect to credit ratings issued by a DBRS entity located in the United States and Canada, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS entity located in the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

In each case, at a minimum, disclosure is contained in the appropriate ratings press release and rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

**(3.13)** DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

**(3.14)** For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

**(3.15)** Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

**(3.16)** When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

**(3.17)** DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

**(3.18)** To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

## B. The Treatment of Confidential Information

**(3.19)** DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and DBRS Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and DBRS Covered Personnel:
   a. *Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;*
   b. *Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;*
   c. *Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or*
   d. *Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.*

**(3.20)** DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

# 3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

**(3.21)** DBRS prohibits DBRS Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. DBRS Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. DBRS Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

# 4. Governance, Risk Management and Employee Training

**(4.1)** DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Review Group to review and approve all new and revised DBRS ratings and compliance policies and procedures.

**(4.2)** DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.

# 4. Governance, Risk Management and Employee Training (Continued)

**(4.3)** DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.

# 5. Enforcement and Disclosure of the Code and Communication with Market Participants

**(5.1)** DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

**(5.2)** The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS' risk management function is not completely independent of its internal audit function, as DBRS believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Board, permitting each DBRS Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

**(5.3)** The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

**(5.4)** The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS website.

# Appendix I: Definitions

**ANALYTICAL PERSONNEL**

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, or discontinuation/withdrawal of methodologies used in determining credit ratings.

**AFFILIATE**

An affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

**ASSOCIATE**

Where used to indicate a relationship with DBRS or an Analytical Person, associate means,

    a. *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*

    b. *Any partner of DBRS or an Analytical Person,*

    c. *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*

    d. *Any immediate family member of an Analytical Person who resides in the same home as that person.*

**CONFIDENTIAL INFORMATION**

DBRS defines Confidential Information to include:

    a. *Data and information DBRS receives from or on behalf of an issuer or entity in connection with DBRS's business which DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.*

    b. *Data and information with respect to a pending DBRS credit opinions that has not yet been publicly disclosed.*

    c. *Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").*

**DBRS MANAGEMENT**

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

**DBRS COVERED PERSONNEL**

DBRS Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

**IMMEDIATE FAMILY MEMBER**

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on a DBRS Analytical Person.

# Appendix I: Definitions (Continued)

## Issuer

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

## Material Non-Public Information (MNPI)

DBRS defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

 a. *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*
 b. *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

## Non-Analytical Personnel

Non-Analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

## Rating Committee

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

## Securities

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

# Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

**DBRS Global Chief Compliance Officer**
140 Broadway, 43rd floor
New York, New York 10005
United States
compliance@ dbrs.com

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

DBRS Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



### Corporate Headquarters

**DBRS Limited**
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593 5577
Fax +1 416 593 8432
Email: info@dbrs.com

### United States

**DBRS, Inc.**
333 West Wacker Drive, Suite 1800
Chicago, IL 60606
Tel. +1 312 332 3429
Fax +1 312 332 3492

**DBRS, Inc.**
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806 3277
Fax +1 212 806 3201

**DBRS, Inc.**
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883 5877
Fax +1 203 614 1396

### Europe

**DBRS Ratings Limited**
20 Fenchurch Street
31st Floor
London
EC3M 3BY
Tel. +44 (0)20 7855 6600
Fax +44 (0) 20 3137 5129

**DBRS Ratings GmbH**
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

**DBRS Ratings GmbH, Sucursal en España**
Calle del Pinar, 5
28006 Madrid
Spain
Tel. +34 (91) 903 6500

Document Control Number: 20190225-024



# CONFLICTS OF INTEREST GLOBAL POLICY

**Effective Date:**   December 1, 2017
**Owner:**             Global Compliance
**Applies to:**        All DBRS Covered Personnel

## I.      Purpose and Scope

DBRS has established this Conflicts of Interest Global Policy ("Policy") to manage conflicts of interest that may arise in its credit rating activities.  This Policy applies to all Covered Personnel and should be read in conjunction with the DBRS policies and procedures that address conflicts of interest, which are listed in the Appendix of this Policy.  Terms capitalized are defined herein or within the Glossary.

## II.      Policy

DBRS issues credit ratings that are based solely on an independent evaluation of the credit risk and merits of the rated entity, issuer, asset pool, security or instrument rated.  DBRS recognizes the importance of its Analytical Personnel to be objective and independent with respect to its rating activities and the potential and perceived conflicts arising from payment DBRS may receive for ratings, subscriptions, or other services, and associations and interactions persons associated with DBRS may have with issuers, rated entities, investors or other parties acting on their behalf.

Accordingly, DBRS maintains policies, procedures, and other internal controls to identify conflicts of interest, whether actual, potential, or perceived, and addresses and manages such conflicts, including by eliminating prohibited conflicts or managing and/or disclosing such conflicts that are not prohibited.

The following principles underpin all of DBRS's conflicts of interest policies and procedures:
  A.  All Covered Personnel must not influence or seek to influence an Analytical Personnel's determination or approval of a credit rating, or development or approval of any Methodology, or policy or procedure that governs DBRS rating process used in determining a credit rating with any Improper Considerations.
  B.  Non-Analytical Personnel may not participate in the determination or approval of a credit rating or development or approval of any Methodology used in determining a credit rating, and Sales and Marketing Personnel may not participate in the development or approval of any procedure used in determining a credit rating, including by attempting to influence such determination, development, or approval with Improper Considerations.
  C.  Analytical Personnel must, where possible, avoid situations or interests that may cause them to be, or appear to be, conflicted by Improper Considerations.  Analytical Personnel who are conflicted by Improper Considerations may not participate in the determination or approval of a credit rating or in the development or approval of any procedure or Methodology used in determining a credit rating, for which they are conflicted.

## III. Appendix

**A. Related DBRS policies and procedures that address conflicts of interest:**
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Corporate and Structured Finance Rating Committee Global Policy
6. Corporate Finance Rating Committee Global Procedure
7. Corporate Finance Structuring Prohibition Global Guidance
8. Employee Code of Conduct
9. Media Relations Global Procedure
10. Outside Business Interests Global Procedure
11. Personal Trading Global Policy
12. Personal Trading Global Procedure
13. Reporting Complaints Global Procedure
14. Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance



# LOOK-BACK REVIEW GLOBAL PROCEDURE

**Effective Date:**    **March 31, 2019**
**Owner:**           **Global Compliance**
**Applies to:**      **All DBRS Covered Personnel**

## I.       Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument. This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and members of Senior Management. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

## II.      Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS, DBRS conducts a preliminary assessment to determine if a Look-Back Review is required. If the Analytical Person goes to work for a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back Review is not required.

## III.     Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

**A.    Human Resources ("HR")**
Upon being notified of the Employment Termination of an Analytical Person, HR notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.

**B.    Compliance**
Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.



a. **Preliminary Assessment**
   1. The RCO first tries to determine the Analytical Person's new employer by interviewing HR, the departing Analytical Person's management team, or by other reasonable means.
   2. The RCO then determines whether DBRS maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.
      I. If the answer is *no,* the RCO promptly documents that fact, and a Look-Back Review is not required.
      II. If the answer is *yes,* the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.
         a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.
         b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.
   3. The RCO then checks that documentation of the preliminary assessment includes:
      I. Name of Analytical Person;
      II. Date of Employment Termination;
      III. Name of new employer; and
      IV. As applicable, the date it was determined that:
         a. DBRS does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
         b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or
         c. A Look-Back Review is required.

b. **Look-Back Review**
   1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.
   2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the quarterly compliance report to the Board of Directors or otherwise as deemed appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

**C.  Group Managing Director/Managing Director/Team Leader ("Reviewer"):**

The Reviewer is responsible for:

1. Notifying HR when an Analytical Person terminates his or her employment with DBRS.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest.  In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant.  An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS would have issued a different rating.
   I.   If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
   II.  If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
   I.   Issue a press release that confirms the subject public credit rating and includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
      d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      e. If relevant, a description of the impact the conflict had on the prior rating action(s).
                                        **OR**
   II.  Issue a press release that revises the subject public credit rating and that includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      d. If relevant, a description of the impact the conflict had on the prior rating action(s).
                                        **OR**



III.      Provide notice to the requesting party either confirming or revising the subject private credit rating.  Each notice should be disseminated to the requesting party using the same means that were employed to serve the rating letter or rating report associated with the rating, and contain the information set forth in Section C.6.I or C.6.II, above, depending on whether the private rating is confirmed or revised.

7.  If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation.  With respect to each such public rating, DBRS publishes a press release announcing the relevant rating action, and with respect to each such private rating, DBRS notifies the party requesting the relevant rating (either by way of a private rating letter or otherwise) of the relevant rating action, indicating the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest.  The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C.6 should be made.

## IV.    NRSRO Transition Reports

Each DBRS entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all  instances in which DBRS knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment.  This reporting obligation applies to:

1.  Members of Senior Management of the NRSRO;
2.  Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3.  Anyone who supervised a person described in Section IV. Subsection 2.

**A.   Determining the Need for a Transition Report**

In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, HR also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a member of Senior Management, Analytical Person or supervisor of the Analytical Person of the DBRS NRSRO, and provides information about the person's new employer, if known.

The  DCO or his/her designee maintains  a  log  of  all  members of Senior Management, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required.  This log includes the following information:

1.  Person's name and title;
2.  List of rating group(s) of which they were a member;
3.  With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4.  Start date with new employer and departure date of prior employer; or
5.  List of post-DBRS employer(s).



On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each member of Senior Management, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

**B. Submitting NRSRO Transition Reports**

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A member of Senior Management, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS has issued an NRSRO rating;
2. DBRS has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

## V.  Appendix

### A.  Definitions

**"Designated Compliance Officer ('DCO')"** means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

**"Employment Termination"** means the end of employment or other association, regardless of whether it was instigated by DBRS or the Covered Person.

**"Look-Back Review"** means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS ratings have been influenced by such persons' conflicts of interest.

**"Regional Compliance Officer ('RCO')"** means the Compliance Officer with primary responsibility over the DBRS entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.



**"Review Period"** means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS entity prior to the Analytical Person's departure date. In addition, for ratings issued or endorsed by DBRS Ratings GmbH and/or DBRS Ratings Limited, this period includes the twenty-four (24) months preceding the Analytical Person's departure date from the relevant DBRS entity.

# OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

**Effective Date:**    **December 1, 2017**
**Owner:**            **Global Compliance**
**Applies to:**       **All DBRS Covered Personnel and Board of Director Members**

## I.  Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS has implemented that are intended to prevent outside business interests of its Covered Personnel and Board of Directors from interfering with their duties to DBRS.

This Procedure applies to all DBRS Covered Personnel and Board of Director members globally and should be read on conjunction with the Conflicts of Interest Global Policy.  Terms capitalized are defined herein or within the Glossary.

## II.  Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS.  It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:

- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail.  An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS must avoid any circumstance that could  affect the judgments they make as Covered Personnel and Board of Director Members of DBRS or that could create the perception  that the objectivity of DBRS ratings may be compromised.

## III. Declaration and Review and Approval Procedures

### A. Declaration
All Covered Personnel and Board of Director members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS system ("DBRS system") as follows:
1. Initially upon joining DBRS
2. On-going as they occur, which includes:
   a. Changes to previously declared and approved outside business interests
   b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
   a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

### B. Review and Approval
Covered Personnel and Board of Director members may consult the Chief Compliance Officer ("CCO") or their Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the DBRS system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The DBRS system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board of Director member is still required to make the Declaration in the DBRS system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

## IV. Prohibitions and Restrictions

### A. Prohibitions
Covered Personnel and Board of Director members must not solicit business or sell products or services from outside business interests to DBRS or its Covered Personnel without the prior written approval of the CCO or their RCO.

### B. Restrictions

Subject to Section III herein, Covered Personnel and Board of Director members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Where such organizations are rated by DBRS, the Covered Person must not take part in the determination or approval of such ratings.

## V. Exceptions

There are no exceptions to the reporting of outside business interests. DBRS acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.



# PERSONAL TRADING GLOBAL POLICY

**Effective Date:** **January 1, 2019**
**Owner:** **Global Compliance**
**Applies to:** **All DBRS Covered Personnel**

## I.      Purpose and Scope

DBRS is committed to providing credit rating opinions that are objective and free from economic, political, business, or personal influences.  As such, in accordance with applicable regulations[1] and the DBRS Employee Code of Conduct, DBRS has developed this Personal Trading Global Policy ("Policy") which requires all Covered Personnel to report information about their Covered Accounts and Reportable Securities holdings and transactions, and restricts the ability of certain Covered Personnel to purchase, sell or own Securities of an entity, Affiliated Entity(ies) or Related Third-Party(ies) that is subject to a DBRS credit rating.

This Policy applies to all DBRS Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel.  However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Covered Personnel are to comply with this Policy, the Confidential Information Global Policy ("CI Policy"), and the Restricted Securities List Global Procedure ("Restricted List Procedure").  Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

## II.      Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading."  All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

## III.      Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

### A.  Requirements

---

[1] SEC Rule 17g-5(b)(6) and (c)(2); CSA National Instrument 25-101, Appendix A Sections 3.14,3.15 and 4.19; and ESMA EC 1060/2009 and amended EC 462/2013, Annex 1 Section C 1 and 2 and Section B 3 and 4.



All Covered Personnel must:

1. Disclose their Covered Accounts and Reportable Securities holdings to DBRS;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

## B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Trading Procedure.

## C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS maintains a Restricted List of all entities that are subject to DBRS credit ratings, their Affiliated Entities and any Related Third Parties).  All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Restricted List Procedure.  Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

# IV.    Confidentiality

All information that DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.



# SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

**Effective Date: July 14, 2017**
**Owner:** Global Structured Finance and Global Corporate Finance
**Applies to:** All DBRS Covered Personnel

## I.  Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure ("Procedure") outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) ("the Rule") to manage the  conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit  rating for a security or money market instrument issued by an asset pool or as part of any asset-backed  or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the  security  or  money  market  instrument." In this regard, the Procedure defines the scope of the Rule,  identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized  Statistical Rating Organization ("NRSRO") under the Rule, and outlines the steps that various parties within DBRS must  complete.

This Procedure applies to Covered Personnel.  Terms capitalized throughout the Procedure are defined in the Appendix.

## II.  Overview of Rule 17g-5(a)(3)

### A.  Covered Products and Instruments
1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
   - Asset-backed securities
   - Asset-backed commercial paper ("ABCP")
   - Residential mortgage-backed securities ("RMBS")
   - Single and multi-tranched collateralized debt obligations ("CDOs") and credit default  swaps ("CDSs") (except single-name CDSs)
   - Commercial mortgage-backed securities ("CMBS")
   - Multi-tranched insurance securitizations
   - Structured investment vehicles ("SIVs")
   - Repackaged instruments where any of the underlying assets is a structured finance instrument

2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
   - Covered bonds or similar dual recourse securities
   - Government and mortgage agency financings (*e.g.*, Fannie Mae, Canada Housing and Mortgage Corporation ("CMHC"))
   - Derivative product companies ("DPCs")
   - Corporate/whole business securitizations
   - Project financings/infrastructure financings
   - Enhanced equipment trust certificates

- First mortgage bonds
- Split shares
- Bond funds

## III.  Additional Areas Considered Out of Scope

### A.  Investor-paid Ratings
Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

### B.  Private Ratings
Private ratings also **fall outside the scope** of this Rule. In accordance with the Credit Ratings Global Policy, limited public disclosure of certain private credit ratings may be made to satisfy regulatory requirements with respect to the related investor or issuer.  As such, a rating solely issued for regulatory/capital relief purposes, as requested by an investor, lender, issuer or its agent(s), falls outside the scope of the Rule.  In order to qualify for this  exception, the arranger must represent to DBRS that: (1) DBRS is being engaged to issue the subject   rating on a confidential basis and (2) the arranger will not use and will not permit anyone else to use the  subject  rating  in  connection  with the  marketing  of  the  rating  instruments.

### C.  Temporary Exemption for non-US transactions
In accordance with the U.S. Security and Exchange Commission's ("SEC") May 19, 2010[1] order granting a temporary, conditional exemption from  the Rule requirements, ratings on certain foreign products shall not be covered by the  rule. DBRS continues to adhere to the exemption through all subsequent extensions until such time as the SEC removes the temporary, conditional exemption.

In order to qualify for this exemption, DBRS must determine that the  issuer is a non-U.S person as that term is defined in Rule 902(k) of Regulation S or based on its  discussions with any arranger linked to the  structured finance product, that the transactions will  occur outside the U.S.

### D.  Composite ratings are outside the scope of Rule 17g-5(a)(3)
Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument.  DBRS considers rankings or ratings of servicers or other support providers (referred to as composite  ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance  instrument and undertaken for independent purposes to fall outside the scope of the Rule.

### E.  DBRS Ratings Limited Ratings
This Procedure applies only to those rating actions by DBRS Ratings Limited with respect of which DBRS Ratings Limited was engaged after July 14th, 2017, being the registration date of DBRS Ratings Limited as an NRSRO affiliate.

---

[1] sec.gov/rules/exorders/2010/34-62120.pdf

## IV.     DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:
  **A.**  DBRS and the arranger have a signed letter of engagement ("LOE"); or
  **B.**  An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has  provided sufficient written information or documentation for the analytical process to begin;  and DBRS has agreed to undertake the work.
  1.  For purposes of this section, "sufficient written information or documentation" includes  the following:
      a.  Pool tape to be analyzed for rating purposes;
      b.  Written description of specific collateral characteristics to be analyzed for  rating purposes;
      c.  Written description of the transaction terms to be analyzed such as a term  sheet for rating purposes; and
      d.  Copy of offering circular (includes prior offering circulars for similar  transactions when intended for the purposes of rating a specific  transaction).


## V.      Structured Finance Analyst and Business Development  Responsibilities

  **A.**  Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer.  Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.
  **B.**  Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has  been  initiated, a Business Development  team  member  must send an email to sec17g5@ dbrs.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.
  **C.**  In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.
  **D.**  Business Development team members or analysts should direct any additional questions regarding the Rule to  sec17g5@ dbrs.com. In  addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations  under the Rule must promptly report this situation to Compliance.
  **E.**  Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development  shall obtain the Arranger Representations described below, unless the engagement is for a private rating or an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.
  **F.**  Upon receipt of the Arranger Representations, Business Development shall  update the DBRS  password-protected Internet site (ratingsdisclosure.com) with the following  information:

1. Identification of the type of security or money market instrument being rated;
2. The name of the issuer;
3. The date the rating process was initiated; and
4. The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.

G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

## VI.  Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:

A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROS allowing access to the DBRS password-protected Internet site;
B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

## VII.  Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:

A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due



Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

## VIII.    DBRS Responsibilities

   **A.** DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.
   **B.** Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site  the structured finance instrument(s) it has been hired to rate and the link to the arranger's  password-protected Internet site for access by non-hired NRSROs.
   **C.** DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.
   **D.** If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.
   **E.** If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.
   **F.** DBRS may also consider whether the arranger's conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance  instruments that DBRS has already issued or is in the process of analyzing or determining at the  behest of that arranger.

## IX.    Appendix

## A.  Definitions

   **"Analytical Personnel"** means any employee who has responsibility for participating in determining, approving or monitoring credit ratings, or for developing and reviewing methodologies or models used for determining credit ratings.

   **"Covered Personnel"** means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants.  This includes Analytical and Non-Analytical Personnel.

   **"Non-Analytical Personnel"** means Covered Personnel not categorized as Analytical Personnel.



# SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

**Effective Date:** **January 1, 2019**
**Owner:** **Global Compliance**
**Applies to:** **All DBRS Covered Personnel**

## I. Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1. Transfer of Covered Personnel between analytical and non-analytical functions;
2. Fee Information and Fee Discussions;
3. Interaction with market participants, including meetings; and
4. Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Covered Personnel. Terms capitalized are defined herein or within the Glossary.

## II. Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at DBRS such that they transfer from an Analytical to Non-Analytical role or vice-versa. The following steps should be followed when such a transfer will occur:
1. As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Regional Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2. The Regional Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer. Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.
3. Depending on the facts and circumstances at the time of review, the Regional Compliance Officer determines whether any additional safeguards would be necessary. For example, a cooling off

period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

## III.    Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel.  Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance.  Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters.  With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

## IV.    Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

## V.    Interaction with Market Participants

DBRS encourages both Non-Analytical and Analytical interaction with Market Participants.  It is important that Analytical Personnel engage with such participants to educate them on DBRS's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities.  Non-Analytical Personnel engage with such participants to secure business opportunities for DBRS.  However,

DBRS recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest. Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1. General Principles
   Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

| Analytical Personnel | Non-Analytical Personnel |
|---|---|
| Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions. | Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies. Non-Analytical Personnel may not discuss how DBRS analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions. |

*Example: When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage DBRS to perform a rating on their behalf. While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage DBRS for ratings to obtain greater benefit from the tool.*

*Example: When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss DBRS's Methodologies in addition to the general steps and length of the rating process. However, Business Development may not apply the Methodology to a specific transaction or set of transactions.*

2. Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
   a. Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

| Analytical Personnel | Non-Analytical Personnel |
|---|---|
| Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations. | Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for, the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer. |

   b. In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a



conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel.

*Example: If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting. If the sole purpose of the meeting is to discuss DBRS's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend. If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.*

*Example: Issuer contacts DBRS and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction. This is a planned meeting which requires the meeting to be documented.*

*Example: During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak. This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.*

3. Conferences/Symposiums/Speaking Engagements ("Conferences")
    a. Conferences are not "meetings." However, meetings can arise during or as a result of such Conferences. In this case, the principles described for meetings in Section V. 2 apply to such meetings.
    b. In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
        1. Unless fees are waived due to the Analytical Personnel's participation as a speaker, panelist, presenter, or the like, DBRS pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
        2. Analytical Personnel may attend receptions, however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than DBRS Covered Personnel.
        3. If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

## VI. Gifts, Entertainment, and Other Benefits

1. DBRS acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for DBRS Covered Personnel. As such, DBRS prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. DBRS does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of DBRS, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an

entity), entertainment, and other benefits to and from external parties is subject to the following general principles:

a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by DBRS, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.

c. It must not be likely to damage the business or professional reputation of DBRS.

d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.

e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.

f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by DBRS. In the event personal funds are used, such amount is submitted for reimbursement by DBRS in accordance with DBRS's expense reimbursement procedures.

g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

| Type of Benefit to/from Market Participant | Analytical Personnel | Immediate Family Members of Analytical Personnel | Non-Analytical Personnel |
|---|---|---|---|
| **Gifts** | a) May not solicit, receive, or accept Gifts from Market Participants.<br><br>b) May not offer or give Gifts. | May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to DBRS. | May solicit and receive, and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System. |
| **Business Meals** | a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement)<br><br>b) May offer and pay for a Business Meal for an investor as long as that fact is | May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to DBRS. | a) May solicit and accept a Business Meal offered by a Market Participant.<br><br>b) May offer and pay for a Business Meal for a Market Participant. |

| | | | |
|---|---|---|---|
| | documented in the expense description. | | c) Should submit DBRS payment for a Business Meal attended jointly with Analytical Personnel. |
| **Business Entertainment** | a) May not solicit or attend Business Entertainment provided by Market Participants.<br><br>b) May not offer or provide Business Entertainment to Market Participants.<br><br>c) May attend DBRS-sponsored Business Entertainment so long as is appropriate for their role. | May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to DBRS. | a) May solicit and attend Business Entertainment provided by Market Participants.<br><br>b) May offer and provide Business Entertainment to Market Participants.<br><br>c) Should submit DBRS payment for Business Entertainment attended jointly with Analytical Personnel. |

## VII.    Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature.  Email requests and approvals are recorded and maintained by Compliance in exception logs.

## VIII.    Appendix

**A.    Related DBRS policies and procedures that address conflicts of interest:**
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Conflicts of Interest Global Policy
6. Corporate and Structured Finance Rating Committee Global Policy

7.  Corporate Finance Rating Committee Global Procedure
8.  Corporate Finance Structuring Prohibition Global Guidance
9.  Employee Code of Conduct
10. Media Relations Global Procedure
11. Outside Business Interests Global Procedure
12. Personal Trading Global Policy
13. Personal Trading Global Procedure
14. Reporting Complaints Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance



# STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

**Effective Date:** April 14, 2017
**Owner:**           **Global Structured Finance and Global Corporate Finance**
**Applies to:**     **All DBRS Covered Personnel**

## I.       Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel[1] during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

## II.       Structuring Prohibition

DBRS prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

---

[1] "Covered Personnel" means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants.  This includes Analytical and Non-Analytical Personnel.



**Morningstar Credit Ratings,
LLC**

**Exhibit 7 - Policies and Procedures to address and manage conflicts of
interest**

- ➢ Code of Ethics

- ➢ Code of Conduct

- ➢ Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global
  Procedure

- ➢ Look-Back Review Policies and Procedures

- ➢ Confidential Information and Analytical Firewall

- ➢ Regulatory Governance Board Charter



**MORNINGSTAR CREDIT RATINGS, LLC (MCR)**

**Policy and Procedure**

**Code of Ethics**

**Table of Contents**

## 1.    Introduction

This Code of Ethics (the Code) sets forth the standards of conduct expected of all Access Persons of MCR. This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

MCR is required to provide all Access Persons with a copy of this Code and any amendments hereto. Each Access Person is required to provide the compliance department with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

MCR requires its Access Persons to comply with this Code, MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy, which are incorporated herein by reference. Copies of MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy are made available on MCR's public website, at morningstarcreditratings.com as part of MCR's form NRSRO, exhibits 7 and 3, respectively.

## 2.    Standards of Business Conduct

### A. Placing the Interests of our Clients First

This Code is based on the principle that MCR and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of MCR and any Access Person.

At all times, you must:

1.  **Place the Interests of our Clients First**.  In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2.  **Conduct all of your Personal Securities Transactions in full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code.  Doubtful situations should be resolved against your personal trading.

3.  **Avoid Taking Inappropriate Advantage of your Position**. The receipt of investment opportunities, Gifts, or gratuities from persons seeking business with MCR directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

### B. Legal Compliance

Access Persons must obey all laws and regulations applicable to MCR's business, including but not limited to, the applicable Federal Securities Laws. You should contact the compliance department or MCR legal counsel with any question.

### C. Compliance Department

No member of the compliance department may take part in a decision relating to a Covered Security in which such person has or, as part of the transaction in question, would acquire Beneficial Ownership. For any decision relating to a Covered Security for which a compliance department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other compliance department member will have final decision making authority. If both members of the compliance department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the general counsel office of Morningstar, Inc.

## 3.    Managing Conflicts of Interest

### A. Prohibited Conflicts

MCR is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a Credit Rating as a Credit Rating Agency:

1.      Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided MCR with net revenue (as reported under rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2.      Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where MCR, a credit analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, directly owns Securities of, or has any other direct ownership interest in, the person that is subject to the Credit Rating;

3.      Issuing or maintaining a Credit Rating with respect to a person associated with MCR;

4.      Issuing or maintaining a Credit Rating with respect to an obligor or Security where MCR or a person associated with MCR made recommendations to the obligor or the issuer, underwriter, or sponsor of the Security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the Security;

5.      Issuing or maintaining a Credit Rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within MCR who has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models; or

6.      Issuing or maintaining a Credit Rating where a person within MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, including qualitative and quantitative Models also:

   (a)  Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.); or

   (b)  Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the Commission permits exemptions by rule, order, and waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if MCR obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the compliance department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular Client will exceed 10% for a particular Client by the fiscal year-end, an exemption request will be submitted to the Commission. Generally, MCR will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. MCR will disclose such conflict of interest in its form NRSRO, even if an exception, waiver, or order by the Commission grants MCR relief from the above prohibition.

With regard to paragraph (6) above, the prohibition applies to all applicable employees and to members of the board or similar body which carries out oversight of MCR pursuant to requirements set out within the Dodd-Frank Act and related Commission rules.

### B. Gifts, Meals, and Entertainment

MCR is prohibited from issuing or maintaining a Credit Rating where an Analytical Staff who participated in determining or monitoring the Credit Rating, or a person responsible for approving the Credit Rating received Gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the Securities being rated. Therefore, Analytical Staff, including immediate family members; may not accept or give any such Gifts, entertainment, or other types of benefits Analytical Staff may accept or offer business meal through ordinary course of reimbursement of expenses incurred as part of the engagement and must be appropriately documented.

Access Persons, such as non-analytical employees may solicit and receive, and give Gifts, gratuity, or other item from/to any person or entity that does business, or desires to do business, with MCR directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our Credit Ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with MCR in the future. However, it must be disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer). For further clarification, refer to the DBRS Separation of Analytics from Commercial Considerations, and Gift, Benefits, and Entertainment Global Procedure.

All Gifts, Meals, and Entertainment should be promptly reported to the compliance department before being consumed or accepted. If the Gift is tangible and the receipt of the Gift violated applicable Federal Securities Laws and/or this Code, the compliance department may make arrangements to have the Gift returned, donated, or destroyed. If the Gift violates this Code or applicable Federal Securities Laws, a letter explaining MCR's policy with respect to Gifts will be sent to the applicable issuer, arranger, underwriter, or sponsor.

Annually, you will be asked to certify that you have not received any such Gifts for which your receipt thereof was not approved by the compliance department or permissible under this Code.

All employees are prohibited from giving anything of value to any government officials, other than light refreshments in the course of normal business meetings. "Anything of value" includes, but is not limited to, paying for extravagant meals, providing money, Gifts, or entertainment, as well as paying for travel expenses or conference fees.

### C. Service as a Director, Officer, or Similar Function of Other Entities

MCR is prohibited from issuing or maintaining a Credit Rating where a credit analyst, who participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, is an officer or director of the person that is subject to the Credit Rating. In determining whether Securities are rated by MCR, you must obtain confirmation from the compliance department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with MCR. In determining whether any outside employment, consulting, or other activity would create an actual or apparent conflict of interest with your employment with MCR, you must obtain confirmation from the compliance department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any Securities for which MCR issues or maintains a Credit Rating, unless the Access Person has received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws. Even if MCR approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

In cases where an Access Person has an Immediate Family who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

Annually, you will be asked to certify that you have not violated the foregoing Code provisions. In addition, appropriate measures must be taken in accordance with the non-Morningstar business activities section of Morningstar Inc.'s Code of Ethics.

### D. Insider Trading and Safeguarding Material Nonpublic or Confidential Information

1.  Access Persons are prohibited from engaging in transactions in any Securities while in possession of material and/or Nonpublic Information regarding the Securities (so-called Insider Trading). Access Persons are also prohibited from providing material and/or Nonpublic Information to any person who might use the information to purchase or sell Securities (so-called Tipping). Any questions regarding MCR's policy on Insider Trading or the application of the Insider Trading policy to any specific information should be directed to a member of the compliance department. Insider Trading can result in significant civil penalties and can result in criminal prosecution.

    (a)  Confidential Information. Access Persons should observe the confidentiality of information that they acquire by virtue of their employment at MCR, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of MCR or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by MCR, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

2.  <u>Information safeguarding.</u> Access Persons are required to take all reasonable steps to safeguard all material, nonpublic and/or Confidential Information obtained through their employment at MCR from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in MCR's Confidential Information and Analytical Firewall Policy. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

    (a) Analysts may discuss the analysis supporting the Credit Rating for a particular transaction or Security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material, nonpublic, and/or Confidential Information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

    If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the Sales and Marketing Staff.

    If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis, the analyst may investigate the information provided. Analysts should notify the compliance department if they are unable to determine whether such claims are material, nonpublic, and/or Confidential Information, before utilizing the information in any rating analysis.

    (b) Access Persons are prohibited from having discussions regarding Material, Nonpublic, and/or Confidential Information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between MCR groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both inside and outside MCR's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis, and airplanes, and from using speakerphones in those locations.

    (c) Credit Ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative, or regulatory authority.

    If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

### E. Monitoring, Investigations and Other Conflicts of Interest

1.  MCR Access Persons must cooperate with all monitoring, controls, and investigations conducted by the

compliance department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

(a) Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

(b) Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

(c) Participating in all personal Securities reporting and monitoring activities as required by this Code;

(d) Maintaining proper records of rating actions as required under applicable law;

(e) MCR's policies and procedures;

(f) Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

(g) Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the compliance department.

2. From time to time, the compliance department may monitor potential conflicts of interest that are not directly prohibited under applicable law but may affect the integrity of the Credit Rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

## 4. Personal Securities Transactions

### A. Trading in General

An Access Person is prohibited from using or sharing material, nonpublic and/or Confidential Information for the purpose of trading any Security. Please refer to section 3 D. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, guaranteed, or otherwise supported by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in MCR. For structured finance analytical groups, this prohibition also extends to other transaction parties of a structured finance transaction. Analytical responsibility includes but is not limited to participating in determining the Credit Rating in any capacity, approving the Credit Rating and monitoring the Credit Rating.

Additionally, Analytical Staff or an Immediate Family may not hold or trade sector Funds that correspond to the sector(s) in which they either regularly influence a Credit Rating or have access to material, nonpublic and/or Confidential Information.

Restricted lists are provided for all Analytical Staff in order to allow clear understanding of what constitutes analytical responsibility. Restricted lists contain a listing of Securities that cannot be held or traded by Analytical Staff within the practice area or by their Immediate Family. Restricted lists are posted on P:→ Templates and Lists and updated periodically by compliance in collaboration with analytical group heads. If you conduct analytical work or have access to Nonpublic Information in more than one practice area, the restricted lists of all such analytical practice areas will apply to you. For guidance on the restricted lists and sector Funds, please refer to the Personal Securities Transaction (PST) guidelines.

An Access Person must report, in compliance with the provisions set forth below, any Purchase or Sale of a Covered Security in which such Access Person or an Immediate Family have, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the compliance department may identify actual or potential conflicts of interest and by email notify Access Persons that personal Securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. An Access Person or an Immediate Family could be asked to divest their interests or hold their interests for an indefinite period of time.

MCR Access Person or an Immediate Family are also subject to relevant requirements in Morningstar Inc.'s Securities trading and disclosure policy such as but not limited to blackout periods for buying or selling Morningstar Inc's Securities. Restricted stock units are subject to reporting requirements upon execution of any transactions.

### B. Pre-Clearance

Access Persons must seek to obtain pre-clearance trading approval from the analyst's manager, the manager's designee, or the compliance department to purchase or sell any Covered Security for which the Access Person or an Immediate Family have or will have by reason of the trade acquire Beneficial Ownership of a Covered Security that MCR provides a Credit Rating or other forms of opinion including ranking and assessment on such Covered Security.

Securities that MCR rates, which are not on an analyst's restricted list, may be traded subject to pre-clearance by the analyst's manager, the manager's designee, or the compliance department.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The analyst's manager, the manager's designee, or the compliance department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution. Requests can be made via email or another form acceptable to the compliance department. Compliance will generally reach out to the individual's manager to discuss access to and influence over, the Credit Rating in question. Pre-clearances are valid until the end of the following business day.

This pre-clearance requirement does not apply to the Purchase or Sale of a Covered Security in a blind trust, separately managed accounts, wrap account, or similar arrangement where the person covered by this policy does not direct the trustee, money manager, or other investment advisor who has discretion over the Funds to make the particular purchase or sale.

### C. Reporting

The compliance department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections E - H. The compliance department will review such account statements and reports.

Such account statements and reports received by MCR shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

### D. Additional Restrictions for Certain Analysts, Divisions or Groups

Certain MCR Access Person or an Immediate Family may be subject to additional restrictions with respect to whether they may hold certain Securities.

Analytical Staff or an Immediate Family must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) Issued by a Third-Party Service Provider that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by MCR; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) Issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the compliance department, in its sole discretion, has designated as a Third-Party Service Provider whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the compliance department may, from time to time, designate a Third-Party Service Provider, or the parent or certain or all affiliates thereof, as an issuer whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

### E. Initial Accounts and Holdings Reports

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the compliance department the following information:

(a) The name, holding type, holding account, and number of shares of each Covered Security in which the Access Person or an Immediate Family had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b) The name of the account, account number, account type and broker, dealer or bank with which the Access Person or an Immediate Family maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person or an Immediate Family as of the date the person became an Access Person; and

(c) The date that each report is submitted by the Access Person.

### F. Quarterly Transaction Reports

Every Access Person must report to the compliance department no later than thirty (30) days after each calendar quarter end the following information:

(a) With respect to any transaction during the quarter in a Covered Security in which the Access Person or an Immediate Family had or acquired any direct or indirect Beneficial Ownership:

1. The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;

2. The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3. The price of the Covered Security at which the transaction was effected;

4. The name broker, dealer or bank with or through which the transaction was effected; and

5. The date that the report is submitted by the Access Person.

The foregoing includes reporting Securities acquired through a Gift, inheritance, marriage or similar event.

(b) With respect to any account established by the Access Person or an Immediate Family in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

1. The name of the account, account number, account type, and broker, dealer or bank with which the Access Person or an Immediate Family established the account;

2. The date the account was established; and

3. The date that the report is submitted by the Access Person.

(c) If an electronic feed is received on the account(s) reported, then the Access Person should review the quarterly transaction report and make any edits needed before certifying it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

### G. Annual Holdings Reports

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a) The name, holding type, holding account, and number of shares, of each Covered Security in which the Access Person or an Immediate Family has any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b) The name of any broker, dealer or bank and the related account number with which the Access Person or an Immediate Family maintains an account in which any covered Securities are held for the direct or indirect benefit of the Access Person; and

(c) The date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the transactions section of the annual combined report and make any edits needed before certifying it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information, which must be current as of a date no more than forty-five (45) days before the report is submitted.

### H. Exceptions to Reporting Requirements

Individuals who are not in an analytical role are not required to report any mutual Fund holdings. Analytical Staff are only required to report sector mutual Fund holdings and are not required to report diversified mutual Fund holdings. Analytical Staff are not required to report sector mutual Funds purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan on the quarterly transaction report. Furthermore, sector Funds that are purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan shall not be deemed to be restricted or prohibited.

## 5. Complaint Policy

### A. Regulatory Requirement

Section 15e(j) of the Securities Exchange Act of 1934 (the Exchange Act) requires that the DCO of MCR to establish procedures for the receipt, retention, and treatment of Complaints regarding Credit Ratings, Models, methodologies, and compliance with the Federal Securities Laws and the policies and procedures developed under section 15e of the Exchange Act and that may be submitted on a confidential, anonymous basis by employees or users of MCR's Credit Ratings.

### B. What Constitutes a Complaint

Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and Models; (ii) errors in the application of methodologies, criteria or Models, including the selection of the Model used; (iii) unfair or inappropriate application of our ratings, Models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

This can include, but is not limited to, Complaints that:

(a) Mention MCR Models, methodologies, criteria, ratings, or any processes, policies or procedures related to the forgoing;
(b) Mention conduct of an Access Persons at a ratings or criteria committee meeting or conduct attempting to influence the outcome of these meetings;
(c) Relate to analyst's compensation being affected by or threatened by a given course of action;
(d) Relate to an analyst's competency or ability to do his or her job;
(e) May indicate an error was made by the analyst with respect to his or her rating analysis or in the development or testing of a Model that was published or impacted MCR's ratings;
(f) Suggest that MCR's controls or protocols were not followed or bypassed;
(g) Suggest that Confidential Information may have been shared inappropriately - either externally or internally;
(h) Suggest that financial or sales information was shared with analysts or other Access Persons who are responsible for developing Models, methodologies, or criteria used in the rating process or actively participate in the rating process;
(i) Suggest that an Access Person has a conflict of interest--which may be personal or professional;
(j) Relate to an Access Person's outside business activities, like outside directorships, employment or businesses;
(k) Suggest that an Access Person received a Gift from a Client, vendor, or other party who is or would like to be doing business with MCR;
(l) Suggest that an Access Person is not following policies and procedures with respect to the appropriate use of information technology; or
(m) Suggests that an Access Person is not following policies and procedures regarding safeguarding confidential or other sensitive information.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a communication you receive or a concern that you have is a Complaint, you should report it as such and allow the compliance department to make the final determination as to whether it is a Complaint subject to this policy.

### C. Complaint Reporting

Complaint reporting pertaining to MCR's Credit Ratings, Models, and methodologies --or compliance with applicable Federal Securities Laws--should be conducted as follows:

Access Persons and/or a Morningstar, Inc. human resource representative are required to immediately notify their direct supervisor and the compliance department in writing of any Complaints that (a) the Access Person has; (b) the Access Person receives from users of MCR's Credit Ratings; or (c) the Access Person receives from another MCR Access Person.

Access Persons and/or a Morningstar, Inc. human resource representative should not independently respond to or settle any Complaint made by a user of MCR's Credit Ratings or by another MCR Access Person. If the Complaint involves the Access Person's director supervisor or MCR's president, the Access Person need not notify such supervisor or the president of such Complaint. If a Complaint involves inappropriate action by the DCO, it should be forwarded to the global chief compliance officer of Morningstar Inc.

Access Persons and users of MCR's Credit Ratings may submit any Complaints to MCR's compliance department by one of the following methods:

(a) Via email to the NRSRO compliance mailbox:
NRSROcompliance@ morningstar.com

(b) Via website:
  i. Submit a Complaint under regulatory affairs on the MCR website; or
  ii. Global compliance website:
integrity-helpline.com/morn.jsp

(c) Via phone call:
  i. To an Access Person;
  ii. Toll-free number to MCR general hotline 1-800-299-1665; or
  iii. Morningstar Inc. ethics hotline at 1-800-555-8316.

The caller should request to speak to someone in the compliance department.

(d) Via mail or courier to:
Morningstar Credit Ratings, LLC
4 World Trade Center, 48th floor
150 Greenwich Street
New York, NY 10007
Attn: Compliance Department

Access Persons and/or a Morningstar, Inc. human resource representative shall encourage complainants to submit Complaints in writing. If the complainant is unwilling to submit the Complaint in writing, the Access Person who receives the oral Complaint must endeavor to obtain all the information laid out below and report the information to the compliance department via email at NRSROcompliance@ morningstar.com by the end of the next two business days. Any Complaints received via voicemail should not be erased and must be forwarded to the MCR compliance department.

Unless the Complaints are submitted anonymously, the recipient of the Complaint should forward all information and documentation, if any, associated with the Complaint. The information and documentation provided should assist the compliance department in creating the Complaint file that it is required to maintain under its policies. Therefore, it would expect to receive the following information and copies of documentation, to the extent available (a Complaint reporting form is available for use or as a reference of information to be submitted, in appendix a)

(a) A copy, transcript, or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;
(f) Whether the complainant requested confidentiality; and

(g)  Any actions or response taken, and any dates associated therewith.

The compliance department in its discretion can return documents that in its determination are irrelevant to the Complaint or its investigation.

Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the Complaint.

### D.   Responsibility for and Treatment of Complaints

Supervisors and the compliance department will deal with Complaints in a responsive and fair manner.

Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling Complaints in accordance with firm's policies. Each supervisor is responsible for supporting the compliance department and MCR in fulfilling its responsibility to investigate Complaints in a timely manner and provide all information requested by the compliance department that is responsive to a Complaint. Each supervisor is responsible for reminding his or her direct reports that they are responsible for informing the compliance department of Complaints they have regarding the firm's Credit Ratings, Models and methodologies, and suspected violations of applicable Securities laws and that they have the ability to submit Complaints on an anonymous and confidential basis using one of the methods in section C above.

The compliance department is responsible for investigating in a timely and complete manner all Complaints received. After careful consideration of all the facts, circumstances, and information received pertaining to the Complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or MCR's president as to what action or actions should be taken.

The compliance department is responsible for ensuring that MCR appropriately addresses and responds to all written and oral Complaints received.

The compliance department will maintain a Complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a)  A copy, transcript or recording of the Complaint (if not available, a summary of the Complaint);
(b)  The dates the incidents described in the Complaint occurred;
(c)  The date the Complaint was received;
(d)  Documents gathered during the investigation of the Complaint;
(e)  Any follow-up communications with the complainant after the Complaint was received;
(f)  Whether the complainant requested confidentiality;
(g)  Any actions or response taken, and any dates associated therewith;
(h)  Recommendations as to what action or actions should be taken with respect to this Complaint;
(i)  The date and content of any final written response; and
(j)  Action taken by MCR in light of the Complaint and recommendations.

## 6.   Reporting of Violations

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the compliance department. The DCO is required to receive all reports of such violations. Failure to report in a prompt manner any violation(s) of this Code that an Access Person is aware of will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by a federal or state court.

## 7. Remedial Actions

If you violate this Code, you are subject to remedial actions, which may be recommended by the compliance department, that may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

## 8. Administration

### A. Interpretations and Exceptions

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the compliance department in advance of any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the compliance department if it is determined that the Fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

### B. Questions

Questions regarding this Code of Ethics should be addressed to a member of the compliance department.

### C. Review

The compliance department will annually review the adequacy of the Code and the effectiveness of its implementation.

### D. Annual Certificate of Compliance

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in covered Securities of which you had or acquired Beneficial Ownership.

## 9. Designated Compliance Officer Activities

### A. General

MCR shall designate an individual as the DCO, who will be responsible for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of Nonpublic Information. The DCO shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of Complaints (including those provided on a confidential, anonymous basis) regarding MCR's Credit Ratings, Models, methodologies, and compliance with applicable Securities laws and its policies and procedures.

### B.  Limitations

The DCO, while serving in this capacity, may not (without a specific exemption from the Commission):

1.  Perform Credit Ratings;

2.  Participate in the development of ratings methodologies and Models;

3.  Perform marketing or sales functions; or

4.  Participate in establishing compensation levels, other than for employees working for that individual.

The forgoing limitations do not limit the access the DCO (or other members of the compliance department) has to ratings files, Credit Ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the DCO at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing Credit Ratings, so long as the DCO or a person who he or she supervises does not vote in such a committee.

The above limitations do not prevent the DCO from advising on the development of ratings methodologies and Models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the Model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls, governance, and promoting the use of plain English with respect to published methodologies and communications regarding criteria and Models. However, the above limitation does prohibit the DCO or a person he or she supervises from voting in any committee to approve such methodologies, criteria or Models.

## 10. Key Controls

| Control Objective | Control Description | Control Owner(s) | Frequency | Business Unit |
|---|---|---|---|---|
| Prevent outside activities from creating a conflict of interest | Outside employment activities require prior approval of compliance. | Group Heads | Ad-hoc | All MCR Access Persons |
| All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures. | Compliance identifies annual policy training topics and ensures that key curriculum contains Confidential Information and personal Securities trading procedures. Annual compliance training is required for all MCR employees and Access Persons. The annual compliance training is developed and managed by compliance. | Compliance | Annual | All MCR Access Persons |
| All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures. | Compliance training for new hires are assigned upon StarCompliance enrollment. The training and assessment results are capture in the training platform. | Compliance | Ad-hoc | All MCR Access Persons |
| Prevent inadvertent disclosure of Confidential Information | Physical separation of MCR Credit Ratings analysts from Morningstar Inc. Employees and MCR Business Development / Sales / Product Development Staff. | MCR President and COO | Ad-hoc | All MCR Access Persons |
| Prevent inadvertent disclosure of Confidential Information | A confidentiality disclaimer is attached automatically to each email sent to an external address. The attached disclaimer states that any dissemination or copying of the information is strictly prohibited. | Information Technology | Ongoing | All MCR Access Persons |
| Prevent inadvertent disclosure of Confidential Information | Compliance monitors access to share drive folders where Confidential Information and Material, Nonpublic Information is stored. | Compliance | Monthly | All MCR Access Persons |
| Prevent conflicts of interest in Securities holdings | Preclearance of transactions in Covered Securities is required from the compliance department or the individual's manager to Purchase or Sell Covered Securities. | Compliance, Managers | Ad-hoc | All MCR Access Persons |
| Detect conflicts of interest in Securities holdings | The compliance department will review account statements and reports provided in StarCompliance. | Compliance | Quarterly | All MCR Access Persons |

| | | | | |
|---|---|---|---|---|
| Detect conflicts of interest in Securities holdings | Compliance to provide prompts to individuals and their supervisors prior to annual and quarterly certification due dates. | Compliance | Quarterly | All MCR Access Persons |
| Prevent conflicts of interest in Securities holdings | Initial Holdings, Quarterly Transactions and Annual Holdings Reports are required through StarCompliance. Advance system reminders are provided before the due date. | Compliance, Group Heads | Ad-hoc, Quarterly, Annual | All MCR Access Persons |
| Maintain adequate controls for Code of Ethics | Annual review of the adequacy of the Code and the effectiveness of its implementation. | Compliance | Annual | compliance |
| All Access Persons adhere to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy. | Annual Certification through StarCompliance that Access Persons has understood and adhered to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy. | Compliance, Group Heads | Annual | All MCR Access Persons |
| Ensure the accuracy of the disclosures with respect to actual and potential conflicts of interest and identify internal risks that may be related to such conflicts | Annual completion of the Conflict of Interest Questionnaire through StarCompliance. | Compliance, Group Heads | Annual | All MCR Access Persons |
| Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment. | Gifts, Entertainment, and Other Benefits must be reported to compliance before offering or acceptance. Pre-clearance must be obtained from compliance on Fundraising endeavors as pertaining to Gift related policy in Code of Ethics. | Group Heads | Ad-hoc | All MCR Access Persons |

| To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations. | A joint meeting procedure is in place to make sure all Business Development, Sales, and Product Development Staff would not discussion any commercial matters with Clients and / or prospects when analytical staff is present. | COO | Ad-hoc | All MCR Business Units |
|---|---|---|---|---|
| To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and | All Business Development (BD), Sales, and Product Development (PD) staff are required, to record any meetings or calls with Clients and prospects that take place with both BD/Sales/PD and Analytical staff (joint meetings). All joint meetings and calls are to be recorded within 5 business days of the meeting or call date. | COO | Ad-hoc | All MCR Business Units |

| | | | | |
|---|---|---|---|---|
| quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations. | | | | |
| To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations. | Compliance conducts review and monitoring of the log and any relevant meeting notes at periodic basis. compliance will also conduct and document risk-based, sample monitoring of these joint meetings. Additionally, compliance provides advisory support pertaining to physical and electronic separation based on employee roles. | Compliance | Ad-hoc | All MCR Business Units |

| | | | | |
|---|---|---|---|---|
| To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations. | Compliance performs email monitoring between Analytical and Commercial roles. | Compliance | Quarterly | All MCR Business Units |
| Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment. | An annual certification on adherence of Gift related policy requirements is required through StarCompliance. | Compliance, Group Heads | Annual | All MCR Access Persons |
| To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models | The Complaint should be forwarded directly to MCR's compliance department at NRSROcompliance@ Morningstar.com. | Compliance | Ad-hoc | All MCR Business Units |

| | | | | |
|---|---|---|---|---|
| and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy. | | | | |
| To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy. | Each HR representative at Morningstar directly responsible for supporting MCR will be required to execute a certification annually: (i) verifying his or her receipt and understanding of these policies and procedures, and MCR's Code of Ethics, Code of Conduct, and Confidential Information and Analytical Firewall Policy; (ii) attesting that there are no Complaints that have not been reported; and (iii) verifying his or her receipt and understanding of MCR's Access Person List. | Compliance, HR | Annual | Human Resources |

**11.** Appendix A - Complaint Reporting Form

## Complaint Reporting Form

| The Recipient of the Complaint | |
|---|---|
| Name: | Phone: |
| Email: | |
| **Complainants Information** | |
| Name: | Phone: |
| Address: | |
| Email: | Did the complainant request confidentiality? |
| **Complaint Details** | |
| Date of Incident: | Date of Complaint received: |
| Summary of the Complaint (including follow-up): | |
| Any actions or response taken? | |

Please forward all information and documentations related to this Complaint to the compliance department.

Exhibit 5



**Morningstar Credit Ratings, LLC (MCR)**

**Policy and Procedure**

**Code of Conduct**

**Table of Contents**

Exhibit 5

**Introduction**

Morningstar Credit Ratings, LLC (MCR)'s objective is to provide the most accurate and timely Credit Ratings and analytical information to its investor Clients and the capital markets. MCR is periodically evaluating its analytical criteria, financial Models, delivery systems and investment reports to determine ways to improve its processes, practices and products. Credit Ratings are not recommendations to purchase, sell or hold any Security.

MCR has developed this Code of Conduct (the Code) to align its policies and procedures with the Code of Conduct Fundamentals for Credit Rating Agencies, Technical Committee of the International Organization of Securities Commissions, December 2008 (the IOSCO Code).

MCR requires its Access Persons to comply with this Code and MCR's Code of Ethics and Confidential Information and Analytical Firewall Policy. Copies of MCR's Code of Ethics and Confidential Information and Analytical Firewall Policy are made available on MCR's public website, at morningstarcreditratings.com, as part of MCR s Form NRSRO, Exhibits 5 and 3, respectively.

MCR strives to keep its rating and surveillance processes independent of conflicts of interest. Access Persons are directed and expected to put Clients' interests ahead of their own. MCR's management, analytical and technology teams, have always strived to earn Clients' trust. MCR holds its Access Persons to high standards for personal conduct, protection and use of Confidential Information, compliance with MCR's reporting and other internal procedures and compliance with applicable Securities laws, rules and regulations.

1. **Quality and Integrity of the Credit Rating Process**

   A. **Quality of the Rating Process**

   1.1   MCR shall adopt, implement and enforce written procedures to ensure that the opinions it disseminates are based on a thorough analysis of all information known to MCR that is relevant to its analysis according to its published rating methodologies.

   1.2   MCR shall use rating criteria and methodologies that are rigorous, systematic, and where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

   1.3   In assessing the creditworthiness of a Security, analysts involved in the preparation or review of any rating or surveillance thereof shall use methodologies established by MCR. Analysts should apply a given methodology in a consistent manner, as determined by MCR.

   1.4   Credit Ratings shall be assigned by a vote of a rating committee comprised of analysts and not by any individual analyst. Ratings should reflect all information known, and believed to be relevant, to MCR, consistent with its published methodology.

1.5    MCR shall use analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied. Please see Standards of Experience section of the Standards of Training, Experience and Competence Policy for more details.

1.6    MCR shall maintain internal records to support its credit opinions in accordance with applicable law and MCR's Document Retention Policy.

1.7    MCR and its analysts shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

1.8    MCR should ensure that it devotes sufficient resources to carry out high-quality credit assessments for all Securities it rates. When deciding whether to rate or continue to rate an obligation or issuer, MCR should assess whether it is able to devote personnel with sufficient skill sets to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed to make such an assessment. MCR should adopt reasonable measures so that information it uses in assigning a rating is of sufficient quality to support a credible rating. If the rating involves a type of financial product presenting limited historical data (such as an innovative financial vehicle), MCR should make clear, in a prominent place, the limitations of the rating.

   1.8.1    MCR should establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MCR currently rates.

   1.8.2    MCR should establish and implement a rigorous and formal review function responsible for periodically reviewing the methodologies and Models and significant changes to the methodologies and Models it uses. Where feasible and appropriate for the size and scope of its Credit Ratings services this function should be independent of the business lines that are principally responsible for rating various classes of issuers and obligations. MCR is a smaller NRSRO, so an independent function may not be currently feasible.

   1.8.3    MCR should assess whether existing methodologies and Models for determining Credit Ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. In cases where the complexity or structure of a new type of structured product or the lack of robust data about the assets underlying the structured product raise serious questions as to whether MCR can determine a credible Credit Rating for the Security, MCR may decide to refrain from issuing a Credit Rating.

1.9 MCR shall structure its rating teams to promote continuity and avoid bias in the rating process.

## B. Monitoring and Updating

1.10 MCR should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for ratings that clearly indicate that they do not entail ongoing surveillance, once a rating is published MCR will monitor on an ongoing basis and update the rating by:

   a. regularly reviewing the issuer's creditworthiness in accordance with MCR's policies, procedures, and methodologies for each asset class;

   b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including termination of a rating), consistent with the applicable rating methodology, and,

   c. updating on a timely basis the rating, as appropriate, based on the results of such review.

1.11 Where MCR makes its ratings available to the public, MCR shall publicly announce if it discontinues rating an issuer or obligation. Where MCR's ratings are provided only to its subscribers, MCR will announce to its current subscribers if it discontinues rating an issuer or obligation. In both cases, continuing publications by MCR shall indicate the date the rating was last updated and the fact that the rating is no longer being updated.

## C. Integrity of the Rating Process

1.12 MCR and its Access Persons shall comply with all applicable laws, rules and regulations governing MCR's activities in each jurisdiction in which it operates.

1.13 MCR and its Access Persons shall deal fairly and honestly with issuers, investors, other market participants and the public.

1.14 Analysts shall be held to high standards of integrity. MCR will not employ individuals known by MCR to have questionable integrity.

1.15 MCR and its Access Persons shall not, either implicitly or explicitly, give issuers, investors and/or subscribers any assurance or guarantee of a particular rating prior to the determination of a rating by the rating committee. MCR may still provide prospective assessments for structured finance transactions.

   1.15.1 MCR analysts are prohibited from making proposals or recommendations regarding the design of structured finance products that MCR rates.

1.16 The DCO and the compliance department shall be responsible for reviewing MCR's and its Access Persons' compliance with the provisions of this Code and with applicable laws and regulations. The DCO's and the compliance department's reporting lines and compensation is independent from MCR's rating operations.

1.17 Upon becoming aware that another Access Person is or has engaged in conduct that is illegal, unethical or contrary to this Code or MCR's Code of Ethics, a Access Person should report such information immediately to the DCO, president or other officer of MCR or Morningstar, Inc., as applicable, so proper action may be taken. Any MCR officer who receives such report is obligated to take appropriate action, as determined by the laws and regulations in each jurisdiction in which MCR operates and the rules and guidelines set forth by MCR. MCR prohibits the retaliation by other Access Persons or by MCR against any employees who, in good faith, make such reports.

## 2. Independence and Avoidance of Conflicts of Interest

### A. General

2.1 MCR and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 The determination of a Credit Rating should be influenced only by factors relevant to the credit assessment.

2.3 MCR shall not forbear or refrain from taking a rating action, if appropriate, based on the potential effect (economic, political, or otherwise) of the rating action on MCR, an issuer, an investor or other market participant.

2.4 Ratings assigned by MCR to a Security shall not be affected by the existence of or potential for a business relationship between MCR (or its affiliates) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5 MCR shall ensure that its ancillary and other business operations do not present conflicts of interest with its Credit Rating business. MCR has procedures and mechanisms in place to identify, minimize the likelihood that conflicts of interest will arise.

### B. MCR's Procedures and Policies

2.6 MCR has adopted and implemented written internal procedures and mechanisms to (1) identify, and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence opinions and analyses MCR makes or the judgment of its analysts. MCR's Form NRSRO discloses broadly such conflict avoidance and management measures.

2.7 When issuing or publishing a rating, MCR's disclosures of actual and potential conflicts of interest, if any, shall be complete, timely, clear, concise, specific and prominent.

2.8 MCR shall disclose the general nature of its compensation arrangements with rated entities.

    2.8.1 MCR's subscription ratings platforms are generally provided on an investor-paid basis, unless otherwise indicated in the applicable Ratings Report and/or subscription ratings platform. MCR's new issue ratings are generally provided on an issuer- or arranger-paid basis, unless otherwise indicated in the applicable Ratings Report.

    2.8.2 MCR shall disclose if it receives 10% or more of its annual revenue from a single issuer, originator, arranger, Client or subscriber (including any affiliates of that issuer, originator, arranger, Client or subscriber).

    2.8.3 MCR encourages structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other Credit Rating agencies can conduct their own analyses independently of the Credit Rating agencies contracted by the issuers and/or originators to provide a rating.

2.9 MCR and its Access Persons shall not engage in any Securities or derivatives trading presenting conflicts of interest with MCR's rating activities.

2.10 In instances where rated entities (e.g., governments) have, or are simultaneously pursuing, oversight functions related to MCR, MCR shall use different employees to conduct its rating actions than those employees involved in its oversight issues.

## C.  Analyst Independence

2.11 Reporting lines for analysts and their compensation arrangements shall be structured to eliminate or effectively manage actual or potential conflicts of interest.

    2.11.1 An analyst shall not be compensated or evaluated on the basis of the amount of revenue that MCR derives from issuers that the analyst rates or with which the analyst regularly interacts.

    2.11.2 MCR shall conduct formal and periodic reviews of compensation policies and practices for credit analysts and other Access Persons who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of MCR's rating process.

2.12 Analytical Employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other Clients or potential Clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while Analytical Employees are present. Therefore, Analytical Employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales and Marketing Staff should not initiate fee discussions or negotiations of engagement terms or new business, with Analytical Employees present. Sales and Marketing Staff must ask such Analytical Employees to leave these meetings, calls, or other discussions before initiating any such discussions or negotiations.

2.13 No MCR Access Person shall participate in or otherwise influence the determination of MCR's rating of any particular entity or obligation if the Access Person:

a. Owns the rated Security or derivatives of the rated Security, other than holdings in diversified collective investment schemes;

b. Owns Securities or derivatives of any entity related to a rated entity, the ownership of which may cause or may be perceived as a causing a conflict of interest, other than holdings in diversified collective investment schemes;

c. Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest. MCR generally considers this to be employment or a relationship within the previous six months or that is ongoing; or

e. Has, or had, any other significant business relationship with the rated entity, or any related entity that may be perceived as causing a conflict of interest.

In cases where an Access Person has an Immediate Family relationship who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

2.14 MCR's analysts and anyone involved in the rating process (or their Immediate Family) should not buy or sell or engage in any transaction in any Security or derivative based on a Security issued, guaranteed, or otherwise supported by any entity within such analyst's area of primary analytical responsibility, other than holdings in diversified collective investment schemes.

2.15 MCR Access Persons are prohibited from soliciting money, Gifts of favors from anyone with whom it does business and are prohibited from accepting Gifts offered in the form of cash or any Gifts exceeding the monetary values set forth in its Code of Ethics.

2.16 Subject to applicable law, any analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest shall disclose such relationship to the DCO, and if applicable, the analyst's manager and/or the human resources department of Morningstar, Inc.

2.17 MCR has adopted and implemented policies and procedures for reviewing the past work of analysts that leave the employ of MCR and join an obligor, issuer, underwriter, or sponsor of a Security for which MCR issued a Credit Rating during the 12-month period prior to such employment (or any affiliate of any such arranger, obligor, issuer, underwriter, or sponsor).

3. **Responsibilities to the Investing Public Issuers**

A. **Transparency and Timeliness of Ratings Disclosure**

3.1 MCR shall distribute in a timely manner its rating actions regarding the Securities it rates.

3.2 MCR shall publicly disclose its policies for distributing ratings, reports and updates.

3.3 MCR shall indicate with each of its rating reports when the rating was last updated.

3.4 MCR shall publish sufficient information about its analytical criteria and methodologies so investors and issuers can understand how MCR derives its ratings.

3.5 When issuing or revising a rating, MCR shall explain in its rating reports the key elements underlying the ratings opinion.

3.6 Where feasible and appropriate, prior to issuing or revising a rating, MCR shall inform the issuer of the critical information and principal considerations upon which a rating is based and, if appropriate, afford the issuer an opportunity to clarify any likely factual misperceptions or other matters that MCR would wish to be made aware of in order to produce an accurate rating. MCR shall duly evaluate the response. Generally, for MCR's subscription platforms the frequency of publications do not make it feasible or appropriate to afford the issuer the opportunity to review such information and considerations.

3.7 MCR shall conduct annual default and transition studies on its ratings. The findings from these studies will be made available in MCR's Form NRSRO.

3.8     Unsolicited Credit Ratings are ratings assigned by MCR without the full participation of issuers in the rating process. MCR reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if MCR believes there is a meaningful credit market or investor interest served by the publication of such a rating, and it has information MCR determines is necessary in accordance with its policies and procedures to support its analysis and surveillance. MCR will identify issues with Unsolicited Credit Ratings in accordance with its policies and procedures.

3.9     MCR will alert investors and issuers of any material modifications to its methodologies and significant practices, procedures, and processes on its website, at mornigstarcreditratings.com.

## B.    The Treatment of Confidential Information

In connection with this subsection B, Access Persons are reminded to also refer to the aforementioned Confidential Information and Analytical Firewall Policy and Code of Ethics and MCR's other policies and procedures, as such policies relate to any or all of the following:

3.10    MCR and its Access Persons shall protect the confidential nature of information supplied by an issuer or its agent. MCR and its Access Persons shall refrain from disclosing Confidential Information in press releases, through research conferences, to future employers, conversations with investors, other issuers, other persons, or otherwise.

3.11    MCR shall use Confidential Information only for purposes related to its Credit Rating Activities or otherwise in accordance with any confidentiality agreement with an issuer, arranger or other Client.

3.12    Access Persons shall take all reasonable measures to protect all property and records belonging to or in possession of MCR from fraud, theft or misuse.

3.13    Access Persons shall not engage in transactions in Securities when they possess Confidential Information concerning the issuer of such Security.

3.14    Access Persons shall familiarize themselves with the internal Securities trading policies maintained by MCR, and are required to periodically certify their compliance as required by such policies.

3.15    Access Persons shall not selectively disclose any non-public information about rating actions or possible future rating actions, except to the issuer or its designated agents.

3.16    Access Persons shall not share Confidential Information entrusted to MCR with employees of any non-ratings businesses without the prior written consent of the issuer or its designated agents. Access Persons should not share Confidential Information within MCR except on an as needed basis.

3.17 MCR Access Persons shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose, except the conduct of MCR's business.

3.18 If laws or regulations now or in the future enacted require disclosure of any information to a regulatory authority or otherwise, Access Persons shall discuss such disclosure with the DCO and such he/she shall determine how to proceed with respect to such disclosure.

## C. Prohibitions on Certain Unfair, Coercive or Abusive Practices

MCR Access Persons are prohibited from engaging in any of the following unfair, coercive, or abusive practices:

3.19 Conditioning or threatening to condition the issuance of a Credit Rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-Credit Rating assessment products, of MCR or any person associated with MCR;

3.20 Issuing, or offering or threatening to issue, a Credit Rating that is not determined in accordance with the MCR's established procedures and methodologies for determining Credit Ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the Credit Rating or any other service or product of MCR or any person associated with MCR;

3.21 Modifying, or offering or threatening to modify, a Credit Rating in a manner that is contrary to MCR's established procedures and methodologies for modifying Credit Ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the Credit Rating or any other service or product of MCR or any person associated with MCR; and

3.22 Issuing or threatening to issue a lower Credit Rating, lowering or threatening to lower an existing Credit Rating, refusing to issue a Credit Rating, or withdrawing or threatening to withdraw a Credit Rating, with respect to Securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed Securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by MCR, where such practice is engaged in by MCR for an anticompetitive purpose.

## 4.  Disclosure of This Code

The president and the DCO shall be responsible for enforcing this Code and the related rating policies and procedures. Senior management of MCR is responsible for (i) keeping Access Persons who report to them informed of MCR's policies and procedures and (ii) enforcing MCR's policies and procedures among such Access Persons. The president and the DCO shall be responsible for communicating with market participants and the public about any questions, concerns or Complaints that MCR may receive regarding this Code and the related rating policies and procedures.

This Code and MCR's historical performance data can be found on the Regulatory Affairs tab of its website, morningstarcreditratings.com.

MCR's methodologies can be found on the Ratings/Surveillance tab of its website, morningstarcreditratings.com.

## 5.  IOSCO Code of Conduct Fundamentals

MCR accepts and supports the principles of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. MCR believes that this Code is generally consistent with, adheres to the principles of, and accomplishes the objectives of, the IOSCO Code. This Code differs in some respects from the IOSCO Code in areas such as (i) the rating process code provisions in order to address MCR's investor-paid, subscription platforms, (ii) the treatment of rating assessments for structured finance transactions, (iii) certain publishing procedures, (iv) compliance with MCR's policies and procedures, and (v) continuous adherence to applicable Securities laws, rules and regulations.

This Code shall be considered in conjunction with other MCR's policies and procedures.

## 5. Key Controls

| Control Objective | Control Description | Control Owner(s) | Frequency | Business Unit |
|---|---|---|---|---|
| With respect to determining Credit Ratings, the work and conclusions of the lead credit analyst developing an initial Credit Rating or conducting surveillance on an existing Credit Rating is reviewed by other analysts, supervisors, or senior managers before a rating action is formally taken. | The work and recommendations for both new issue and surveillance ratings are reviewed through a rating committee; all rating decisions are made through a voting process during a rating committee as described in the Rating Committee policy. | Analytical Group Heads | Each rating action | All MCR Analytical Groups |
| With respect to determining Credit Ratings, the work and conclusions of the lead credit analyst developing an initial Credit Rating or conducting surveillance on an existing Credit Rating is reviewed by other analysts, supervisors, or senior managers before a rating action is formally taken. | Quality reviews a sample of the rating committee notes and observes a sample of ratings committees. | Quality | Ongoing | All MCR Analytical Groups |

| | | | | |
|---|---|---|---|---|
| Morningstar should ensure that adequate personnel and financial resources are allocated to ensure quality and integrity of the rating process. | As part of the annual budgeting process, all analytical group heads perform an analysis to determine the adequacy of resources and whether staffing will be sufficient to handle projected deal volume. | MCR President, Business Development, Analytical Group Heads | Annual | All MCR Analytical Groups |
| Morningstar should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. | A senior analyst is primarily responsible for training new analysts, reviewing & approving all work submitted by analysts. | Analytical Group Heads, MCR President | Monthly | All MCR Analytical Groups |
| Morningstar should ensure that adequate personnel and financial resources are allocated to ensure quality and integrity of ratings. | A Deal Lead review step is embedded for each key phase of the Credit Rating process starting from loan review, credit support level review, Model results to drafting of ASRs (Asset Summary Reports). | Analytical Group Heads, MCR President | Ongoing | CMBS New Issues |
| Morningstar should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. | Analytical group heads and MCR President ensure adequate personnel to perform ongoing surveillance of outstanding ratings. | Analytical Group Heads, MCR President | Ongoing | All MCR Analytical Groups |
| Ensure accuracy of ratings. | Quality control queries are run monthly by Surveillance Management and distributed to analysts. The quality control queries run | Analytical Group Heads | Monthly | CMBS Surveillance |

| | at group-level include all triggers, from performance changes to annual or periodic reviews to upcoming schedule of deals for annual review. | | | |
|---|---|---|---|---|
| Ensure accuracy of ratings. | The quality group runs sporadic quality control queries to monitor rating activities at an as-needed basis. | Quality | Ad-hoc | All MCR Analytical Groups |
| Ensure accuracy of ratings. | Analytical management provides ongoing feedback and conducts ongoing training on an ad hoc basis on any procedural and/or criteria-based issues that are discovered through internal reviews or as discovered by MCR's quality and compliance groups. | Analytical Group Heads | Ad-hoc | All MCR Analytical Groups |
| With respect to determining Credit Ratings, the work and conclusions of the lead credit analyst developing an initial Credit Rating or conducting surveillance on an existing Credit Rating is reviewed by other analysts, supervisors, or senior managers before a rating action is formally taken. | New Issue group holds review meetings to review loan-level analysis and deal credit support levels to ensure adherence to established methodologies. Review meetings must be attended by at least three senior analysts including either the group head or one Analytical Manager (or a designee who is a senior analyst). | Analytical Group Heads | Each rating action | CMBS New Issues |
| Internal records to support its Credit Rating | Document Retention Policy and asset group specific Deal Folder Guidelines along with document checklists | Analytical Group Heads | Each rating action | All MCR Analytical Groups |

| | | | | |
|---|---|---|---|---|
| decisions must be maintained. | are in-place to ensure that records supporting Credit Rating decisions are being maintained. | | | |
| Morningstar shall distribute in a timely manner its rating actions regarding the Securities it rates. | Dissemination of Ratings Reports are done via MCR's public website, subscription products and third-party vendors that consume our ratings web service(i.e.Bloomberg) from end-to-end for the CMBS Surveillance team. Notification to subscription-based distribution list is triggered automatically as well. For other asset groups, an "Admin" functionality is available in the internal MCR portal. As soon as feasible (i.e. deal has been announced) after rating committee decision has been reached and Ratings Report(s) have been reviewed and approved, Lead Analyst/Primary Analyst will contact Business Operations and coordinate the timely distribution of Ratings Reports to MCR's public website. | Information Technology | Each rating action | All MCR Analytical Groups |
| Review of Analytical Reports to ensure accuracy and prevention of errors. | Each analytical group head, or rating committee chair (or his/her designee), reviews and approves Ratings Reports (For SF, Ratings Reports include presale, final ratings confirmation, postsale report. For CFI, Ratings Reports refers to the rating announcements). | Analytical Group Heads, Rating Committee Chairs | Each rating report | All MCR Analytical Groups |

| | | | | |
|---|---|---|---|---|
| Review of Analytical Reports to ensure accuracy and prevention of errors. | A portion of analytical rating reports are submitted to Editorial for review. The editorial department reviews Ratings Reports according to established editorial procedures. Externally facing commentary are reviewed by editors prior to publication. | Editorial | Ad-hoc | All MCR Analytical Groups |
| To ensure accuracy of information and to safeguard Confidential Information stated in the draft reports. | Lead Analysts (or his/her designee) send the draft reports as per policy requirements to the issuers, arrangers, or sponsors, for fact check and to ensure no Confidential Information is included. | Deal Leads/Lead Analysts | Each rating report | All MCR New Issue Analytical Groups |
| To prevent selective disclosure and ensure proper timing of distribution of new issue Ratings Reports. | Lead Analysts (or his/her designee) with the permission of the issuer/underwriter/arranger will inform Business Ops to proceed to posting steps of the Ratings Reports to MCR's public website and other distribution channels. | Lead Analysts, Business Operations | Each new issue rating report | All MCR Structured Finance Analytical Groups, Business Operations |
| MCR employees are aware of conflicts of interest impacting NRSROs and how MCR prevents or manages those conflicts. | Annual compliance training contains key curriculum around conflict of interest. | Compliance | Annual | Compliance |
| MCR employees are aware of conflicts of interest impacting NRSROs and how MCR prevents or manages those conflicts. | Policies and procedures updates are regularly communicated via e-mail. | Compliance | Quarterly | Compliance |

| To ensure that business considerations never influence analytical processes. | No fee discussions or negotiations of engagement terms may occur while Analytical Employees are present. Therefore, Analytical Employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. | Analytical Group Heads | Ad-hoc | All MCR Analytical Groups |
|---|---|---|---|---|
| To monitor and detect possible conflicts of interests in the analytical process | Periodic monitoring of emails is performed by compliance based on a set of pre-defined key words for:<br>(a) Conflicts of interests between sales/analytics;<br>(b) Inappropriate communications between MCR employees and outside parties.<br>(2) File reviews of, among other things, answers to conflict questionnaire at outset of rating committees | Compliance | Quarterly | All MCR Access Persons |
| To monitor and detect possible conflicts of interests in the analytical process | Compliance department attendance at certain rating committees | Compliance | Ad-hoc | All MCR Analytical Groups |
| To monitor and detect possible conflicts of interests in the analytical process | At least four employees from analytical groups per year are interviewed for any potential prohibited conflicts. | Compliance | Annual | All MCR Access Persons |
| Actual or potential conflicts of interests being closely monitored during the ratings process; Management oversight of any violation regarding no | The rating committee chair will complete the attestation section in Ratings Workflow System (if applicable) to confirm that the analysis is unbiased and no conflicts of interest existed. | Rating Committee Chairs, Information Technology | Each rating committee | All MCR Analytical Groups |

| | | | | |
|---|---|---|---|---|
| structuring policy and policy for prohibition of unfair, coercive or abusive practices is provided during the ratings process. | | | | |
| With respect to determining Credit Ratings, the work and conclusions of the lead analyst developing an initial Credit Rating or conducting surveillance on an existing Credit Rating is reviewed by other analysts, supervisors or senior managers before a rating action formally taken. | The work and recommendations for both new issue and surveillance ratings are reviewed through a rating committee; all rating decisions are made through a voting process during a rating committee as described in the Rating Committee policy. | Analytical Group Heads | Each rating action | All MCR Analytical Groups |

# SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

**Effective Date:**   **October 22, 2019[1]**
**Owner:**   **Global Compliance**
**Applies to:**   **All Morningstar Credit Ratings Access Persons**

## I.    Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1.   Transfer of Covered Personnel between analytical and non-analytical functions;
2.   Fee Information and Fee Discussions;
3.   Interaction with market participants, including meetings; and
4.   Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Morningstar Credit Ratings ("MCR") Access Persons (collectively "Covered Personnel" herein).  Terms capitalized are defined herein or within the DBRS or MCR Glossary, as applicable.

## II.    Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at MCR such that they transfer from an Analytical[2] to Non-Analytical role or vice-versa.  The following steps should be followed when such a transfer will occur:
1.   As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Regional Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2.   The Regional Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards

---

[1] MCR adopted this Procedure as approved and in effect at DBRS (version effective January 1, 2019 DCN: 20181128-066).

 This Procedure will remain in effect during the Interim Period (as defined in the Integration of Analytical Activities Global Procedure) until such time as a joint DBRS Morningstar Procedure is approved and implemented.

[2] For purposes of this Procedure, any use of Analytical Personnel shall include MCR Access Persons.

are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer.  Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.

3. Depending on the facts and circumstances at the time of review, the Regional Compliance Officer determines whether any additional safeguards would be necessary.  For example, a cooling off period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

## III.    Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel.  Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance.  Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters.  With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

## IV.    Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

## V.    Interaction with Market Participants

MCR encourages both Non-Analytical and Analytical interaction with Market Participants.  It is important that Analytical Personnel engage with such participants to educate them on MCR's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities.  Non-Analytical Personnel engage with such participants to secure business opportunities for MCR.  However, MCR recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest.  Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1.  General Principles
    Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

| Analytical Personnel | Non-Analytical Personnel |
|---|---|
| Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions. | Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies.   Non-Analytical Personnel may not discuss how MCR analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions. |

*Example:  When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage MCR to perform a rating on their behalf.  While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage MCR for ratings to obtain greater benefit from the tool.*

*Example:   When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss MCR's Methodologies in addition to the general steps and length of the rating process.  However, Business Development may not apply the Methodology to a specific transaction or set of transactions.*

2.  Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
    a.  Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

| Analytical Personnel | Non-Analytical Personnel |
|---|---|
| Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is | Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for, |

| any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations. | the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer. |
|---|---|

      b.   In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel[3].

*Example:  If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting.  If the sole purpose of the meeting is to discuss MCR's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend.  If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.*

*Example:  Issuer contacts MCR and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction.  This is a planned meeting which requires the meeting to be documented.*

*Example:  During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak.  This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.*

3.   Conferences/Symposiums/Speaking Engagements ("Conferences")
      a.   Conferences are not "meetings."  However, meetings can arise during or as a result of such Conferences.  In this case, the principles described for meetings in Section V. 2 apply to such meetings.
      b.   In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
           1.   Unless fees are waived due to the Analytical MCR pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
           2.   Analytical Personnel may attend receptions; however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than MCR Covered Personnel.
           3.   If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

# VI.    Gifts, Entertainment, and Other Benefits

---

[3] MCR Access Persons shall continue to document in accordance with MCR Recording Joint Meetings Procedure during the Interim Period as defined in the Integration of Analytical Activities Global Procedure.

1. MCR acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for MCR Covered Personnel.  As such, MCR prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. MCR does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of MCR, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an entity), entertainment, and other benefits to and from external parties is subject to the following general principles:
   a. Gifts, Business Meals, and Business Entertainment do not include Incidentals.  In addition, during Conferences and events sponsored by MCR, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.
   b. It may not be extravagant.  This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.
   c. It must not be likely to damage the business or professional reputation of MCR.
   d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.
   e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.
   f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by MCR.  In the event personal funds are used, such amount is submitted for reimbursement by MCR in accordance with MCR's expense reimbursement procedures.
   g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

| Type of Benefit to/from Market Participant | Analytical Personnel | Immediate Family Members of Analytical Personnel | Non-Analytical Personnel |
|---|---|---|---|
| **Gifts** | a) May not solicit, receive, or accept Gifts from Market Participants.<br><br>b) May not offer or give Gifts. | May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to MCR. | May solicit and receive and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System. |

| | | | |
|---|---|---|---|
| **Business Meals** | a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement)<br><br>b) May offer and pay for a Business Meal for an investor as long as that fact is documented in the expense description. | May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to MCR. | a) May solicit and accept a Business Meal offered by a Market Participant.<br><br>b) May offer and pay for a Business Meal for a Market Participant.<br><br>c) Should submit MCR payment for a Business Meal attended jointly with Analytical Personnel. |
| **Business Entertainment** | a) May not solicit or attend Business Entertainment provided by Market Participants.<br><br>b) May not offer or provide Business Entertainment to Market Participants.<br><br>c) May attend MCR-sponsored Business Entertainment so long as is appropriate for their role. | May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to MCR. | a) May solicit and attend Business Entertainment provided by Market Participants.<br><br>b) May offer and provide Business Entertainment to Market Participants.<br><br>c) Should submit MCR payment for Business Entertainment attended jointly with Analytical Personnel. |

## VII.    Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature.  Email requests and approvals are recorded and maintained by Compliance in exception logs.



**MORNINGSTAR CREDIT RATINGS, LLC (MCR)**

**Policy and Procedure**

**Look Back Reviews**

## Policy

In order to ensure that Morningstar Credit Ratings, LLC (MCR) provides objective and timely Credit Ratings, which are free from undue influence, MCR will conduct a look-back review of the Credit Ratings work of certain Access Persons. The look-back review is to be conducted with respect to an Access Person or former Access Person when MCR knows or can reasonably be expected to know that:

a. Such Access Person or former Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter[1], or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period, which is defined as the 12-month period preceding the date a relevant Credit Rating Action was taken by the NRSRO prior to the respective Access Person's departure; and

b. Such Access Person participated in any capacity in determining Credit Ratings for such entity or such Security during the look-back period.

---

[1] For purposes of this policy, references to "underwriter" apply only to the lead underwriter who typically is MCR's primary point of contact.

**Internal Procedures**

1. Assessment on Whether or Not a Look-Back Review is Required

    a. An assessment on whether or not a look-back review is required will be conducted once the compliance department is notified of an Access Person's departure by the analytical group head (or his/her designee).

        i. Upon receiving notification of an Access Person's departure, the compliance department will send a post-employment certification form for the departing Access Person to complete. For immediate terminations this form is sent to the individual's address of record post-termination.

        ii. The respective Access Person will identify, in writing to MCR, the name of the Access Person's new employer where applicable, the Access Person's title or position and job description with such new employer, and whether such new employer or any of its affiliates is an arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period;

        iii. In addition, as part of the post-employment certification process, the Access Person will indicate whether or not he/she agrees to inform MCR in writing if such Access Person becomes employed by any other employer within the period of five years after the date of the termination of the Access Person's employment with MCR if such new employer or any of its affiliates is an arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period;

        iv. The compliance department will review the post-employment certification form completed by the departing Access Person and perform an initial assessment on whether or not the look-back review is needed.

        v. The analytical groups are responsible for providing a list to the compliance department setting forth all Credit Ratings that the Access Person has participated in any capacity in determining the Credit Ratings during the look-back period to assist with the assessment. The list shall also contain information on the Access Person's specific roles and other relevant information.

    b. Access Persons will be deemed to be participating in determining a Credit Rating, if during the look-back period:

        i. the Access Person acted as the Primary/lead or secondary/backup Analyst with respect to the Covered Company;

        ii. the Access Person chaired or voted in the rating committee process with respect to the Covered Company; or

        iii. the Access Person participated in loan reviews, levels reviews and/or other pre-committee meetings where analytical decisions are made.

**Conducting a Look-Back Review**

Once the compliance department has determined that a look-back review is required, the compliance department will promptly form a look-back review committee to review the Credit Ratings work performed by the Access Person with respect to the respective arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period.

a. The look-back review committee will consist of at least three persons, including at least one member of the compliance department and at least one senior analyst with chair rights. The analyst supervisor selected may not be the direct team or Primary/lead of the Access Person subject to the review during the look-back period and may not have been the secondary/backup analyst on the transactions reviewed by the analyst supervisor during the look-back review.

b. The look-back review committee will act by a majority of its members to determine whether any conflicts of interest of the Access Person influenced the rating and provide a report of its findings to the DCO, human resources, and the group head of the applicable analytical group.

c. The look-back review committee may consider the following items in its conflict of interest determination with respect to the Access Person:

   i. Emails of the Access Person and email searches related to the applicable arranger, obligor, issuer, underwriter or sponsor of a Security during the applicable Look-back Period;

   ii. Policy or procedural failures or exceptions initiated or granted to the Access Person with respect to the applicable arranger, obligor, issuer, underwriter or sponsor of a Security (for example, unsubstantiated diversions from Credit Ratings methodologies or criteria, or Credit Rating Actions without a quorum);

   iii. The Credit Ratings Report and working files related to the Credit Rating determinations subject to the look-back review; and

   iv. Comparisons of the Credit Ratings of the rated Securities or entity with applicable arranger, obligor, issuer, underwriter or sponsor of a Security subject to the look-back review to its peers to evaluate whether the rating analysis was consistent, particularly related to exceptions to the Credit Ratings methodology or criteria.

d. When the look-back committee determines that a conflict of interest existed, the look-back committee will require the analytical group that issued the Credit Rating to re-rate the transaction subject to the conflict, in accordance with MCR's methodology, criteria, policies and procedures.

**Disclosures**

Once the transaction is re-rated, MCR will promptly publish and/or distribute the updated Ratings Report or other publication including:

a. An explanation that the reason for the action is the discovery that a Credit Rating assigned to the arranger, obligor, issuer, underwriter, or sponsor of a Security in one or more prior rating actions was influenced by a conflict of interest, including a description of the nature of the conflict;

b. The date and associated Credit Rating of each prior Credit Rating Action that MCR has determined was influenced by the conflict, and

c. A description of the impact the conflict had on the prior rating actions.

If there is no change to the rating, the updated Ratings Report must include an explanation as to why no Credit Rating Action was taken to revise the Credit Rating notwithstanding the presence of the conflict of interest, in addition to disclosure items outlined in a-c directly above.

The re-rating process and publication of a new Ratings Report will take place as soon as reasonably possible after it is concluded that a revised Credit Rating is required. A reasonable amount of time is at least the amount of time it would typically take MCR to initially rate a similar transaction. Effective June 15, 2015, if the Credit Rating is not revised or affirmed within 15 calendar days of the date of the discovery that the Credit Rating was influenced by a conflict of interest, MCR must place the Credit Rating under review and include with the ratings publication the reason for the action is the discovery that the Credit Rating was influenced by a conflict of interest.

**Procedures for Tracking Employment of Former Access Persons**

The compliance department is responsible to track and document all post-employment activities of any former Access Person that was a senior officer, Credit Rating analyst or Credit Rating Analyst supervisor for a period of five years after their date of departure from MCR. The ongoing tracking shall consist of the following: The compliance department will conduct quarterly internet searches to verify the post-employment activities of certain former employees falling within scope of the monitoring. The annual conflict of interest questionnaire includes a list of certain former employees falling within scope of the monitoring and their post-employment activities. The questionnaire requests the analytical groups to provide any information that contradicts or supplements these records.

**Procedures for Submitting an Employment Transition Report**

Section 15E(h)(5) of the Securities Exchange Act of 1934 requires MCR to report to the Commission any situation in which a former Access Person obtains employment with any arranger, obligor, issuer, underwriter, or sponsor of a Security for which MCR issued a Credit Rating during the 12-month period prior to their new employment. MCR is required to submit an Employment Transition Report to the Commission indicating the following:

a. If the former Access Person was a senior officer of MCR;

b. participated in any capacity in determining Credit Ratings for a Covered Company; or

c. supervised an analyst that participated in any capacity in determining Credit Ratings for a Covered Company.

Upon receiving the Employment Transition Report, the Commission will make the information publicly available on their ETR Website. Employee Transition Reports submitted by other NRSROs can also be viewed.

**Key Controls**

| Control Objective | Control Description | Control Owner(s) | Frequency | Business Units |
|---|---|---|---|---|
| To identify the potential conflict of interest arising from an Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter or sponsor of a Security rated by Morningstar during the 12-month period prior to the rating. | A look-back review will be conducted with respect to an Access Person or former Access Person when MCR knows or can reasonably be expected to know that such Access Person or former Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter or sponsor of a Security rated by Morningstar during the 12-month period prior to the respective Access Person's employment and that Access Person participated in determining Credit Ratings for such arranger, obligor, issuer, underwriter or sponsor for such a Security of a Security. | Compliance, Analytical Group Heads | Ad-hoc | All MCR Analytical Groups |
| To report actual or potential conflicts of interest. | Files an Employment Transition Report with the Commission where a person associated with MCR within the previous five years obtains employment with any arranger, obligor, issuer, underwriter, or sponsor of a Security for which the organization issued a Credit Rating during the 12-month period prior to such employment, if such employee -<br>a) was a senior officer of such organization;<br>b) participated in any capacity in determining Credit Ratings for such | Compliance | Ad-hoc | Compliance |

| | arranger, obligor, issuer, underwriter, or sponsor of a Security; or c) supervised an employee described in b). | | | |
|---|---|---|---|---|
| To assess whether a departing analyst applied rating methodology correctly without any influence from the prospect of future employment. | A Look-Back Review Committee will review the Credit Ratings work performed by the analyst, analyst supervisor, or senior officer with respect to the respective obligor, issuer, underwriter or sponsor during the applicable look-back period. | Compliance, Analytical Group Heads | Ad-hoc | All MCR Analytical Groups |
| To assess whether a departing analyst applied rating methodology correctly without any influence from the prospect of future employment. | A new committee will redetermine any ratings for which a conflict of interest was detected. | Analytical Group Heads, Compliance | Ad-hoc | All MCR Analytical Groups |

Exhibit 3



**MORNINGSTAR CREDIT RATINGS, LLC (MCR)**

**Policy and Procedure**

**Confidential Information and Analytical Firewall**

### Introduction

Morningstar Credit Ratings, LLC (MCR) is a provider of Securities analysis, market research, portfolio surveillance services, operational risk assessment services, and Credit Ratings. It is the intent of these Confidential Information and Analytical Firewall Policy to (i) safeguard private Clients' Confidential Information from being used inappropriately, (ii) protect the confidentiality of information given to MCR's analysts in connection with the rating process, (iii) ensure that analysts involved in MCR's rating process are free to express their respective opinions without being influenced by any consulting relationship that MCR may have with a Client; and (iv) prevent improper exchanges of Confidential Information among MCR's Access Persons.

These Confidential Information and Analytical Firewall Policy are a part of MCR's overall compliance policies and procedures relating to analyst independence and the use of Confidential Information. Access Persons should also consult and observe MCR's other compliance policies and procedures, including, but not limited to, MCR's Electronic Communication Policy, Code of Conduct, and Code of Ethics. Copies of MCR's Code of Conduct and Code of Ethics are included within MCR's Form NRSRO at Exhibits 7 and 5, respectively.

MCR maintains separate business divisions that specialize in determining credit ratings or performing credit analysis for a particular asset class or type of debt obligation. These divisions are delineated in the MCR organizational structure which is available on MCR's public website. Each operations or business division head determines the responsibilities and file access of each Access Person within the division. Access Persons are only granted access to the files they need for their current responsibilities. Access Persons may be temporarily, or permanently, reassigned from one to another division or group, for reasons such as a shift in Client or market demand for certain services. In addition, to the extent consistent with MCR's policies and procedures and based on expertise of certain Employees and to facilitate products offered within the groups, Access Persons may perform certain functions (including, serving on certain committees so long as such Access Person holds less than a majority vote on such committee) within, and/or provide certain input and skills to, another group (collectively, a Multiple Division Service Employee), provided that, (a) no such functions, input, skills or services across divisions or groups shall (i) impede the independence of any analyst or Credit Rating analysis, ranking or assessment, as applicable, (ii) result in any Client of another division or group receiving any Confidential Information from another division or group, or (iii) create any actual or potential conflict (unless identified to and approved by the compliance department); and (b) no such practices shall violate applicable laws, rules, regulations or Client contracts. The compliance department shall be notified of all proposed reassignments and assignments utilizing Multiple Division Service Employees by analytical group head(s) of the division(s) requesting such reassignments or assignments. As necessary, the compliance department will develop internal protocols and procedures to address any conflicts of interest and needs for additional monitoring or controls that arise from these reassignments or Multiple Division Service Employee assignments. The compliance department may limit the number of Access Persons who can participate in any ongoing Multiple Division Service Employee assignment.

Exhibit 3

## Confidential Information: Definition, Policies and Procedures

Confidential Information shall include issuer Confidential Information and Company Confidential Information. The definition of Confidential Information can be found in the MCR Policy Glossary.

Information is not deemed to be Confidential Information if it:

    a.   was substantially known to MCR at the time of such disclosure;

    b.   was available publicly (whether via subscription or otherwise) at the time of or prior to such disclosure;

    c.   becomes known to the public (other than by MCR's act) subsequent to such disclosure;

    d.   is disclosed lawfully to MCR by a third party subsequent to such disclosure;

    e.   is developed independently by MCR and MCR does not expressly include such Confidential Information in providing such independently developed information;

    f.   is approved for disclosure by the provider of the information;

    g.   is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority; or

    h.   specifically, with respect to ratings, other opinions and identifiers, surveillance, research, analysis, reports and similar items:

    i.   was known to investors at the time of such disclosure, including, without limitation, through the dissemination of preliminary offering materials and/or reports that reference such information or related information;

    j.   is approved in writing by the issuer, arranger, Client, or their agent, including without limitation, through any engagement letter executed by MCR and issuer, arranger or Client, for disclosure and/or is not expressly precluded in writing by the arranger from disclosure (so long as MCR has not reasonably objected to such preclusion for regulatory reasons);

    k.   is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority, including, without limitation, any laws, rules or regulations which may require a rating agency to provide analysis and information related to a rating and any reports related thereto; or

    l.   is information, provided in or forming part of, the related Ratings Report or presale report produced by MCR in rating or performing surveillance of a transaction, so long as such report is distributed by MCR after the preliminary offering circular or analogous offering materials are printed and such information is necessary, as determined by the related MCR rating committee for understanding of the ratings and related analysis.

Every MCR Access Person who receives Confidential Information must follow all precautionary measures prescribed by MCR's internal control policies and procedures to safeguard Confidential Information. More specifically, with respect to each of MCR's business groups:

Exhibit 3

a.  **MCR's Credit Ratings Groups:**  Except for disclosures to MCR Access Persons who have a legitimate business need to know the information or as required by MCR policy or applicable law or regulation,

  i.  For surveillance transactions, the analytical groups may not share Confidential Information (i) received by such group, or (ii) developed, but not yet published by such group, such as unpublished Rating Actions, other opinions and identifiers, surveillance, research, analysis, reports and similar items with anyone until such time as (a) with respect to (ii), such information is published to MCR's public website and/or (b) with respect to (i) and (ii), otherwise made public or not confidential as set forth above.

  ii.  For new issue transactions, the analytical group may not share Confidential Information about a pending transaction, by an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, or developed, but not yet published, by such group, until such time as any preliminary offering materials are disseminated by the arranger or other relevant party related to such information, such information is public and/or such information is otherwise made public or not confidential as set forth above.

  Further, when MCR receives Confidential Information provided by an issuer, arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or arranger, or by servicer, special servicer and/or trustee, such Confidential Information must be kept confidential in accordance with any and all confidentiality agreements to which MCR has agreed to be legally bound and subject to with respect to such information.

  MCR may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any Confidential Information is not presented in a way that reveals the Confidential Information.

b.  **Internal Outsourcing:** MCR analytical groups may use approved internal outsourcing resources provided by other Morningstar divisions. MCR differentiates between other Morningstar divisions which may participate in determining Credit Ratings (Approved Participants) and other Morningstar divisions which produce analysis that may be used as an input into a Credit Rating, but do not participate in determining Credit Ratings (Approved Input Providers). Approved Participants adhere to MCR's applicable policies and procedures and, as such, may receive Confidential and Material Nonpublic Information where there is a legitimate business need. Approved Input Providers (e.g., Morningstar Equity Research) do not participate in determining Credit Ratings and therefore do not have a legitimate business need to know Confidential or Material Nonpublic Information. Approved Input Providers may provide information to MCR analytical groups and may present their analysis to MCR analysts. However, MCR Access Persons may not share Confidential or Material Nonpublic Information with Approved Input Providers. An Approved Input Provider must not receive any MCR analytical materials, that contains Material Nonpublic Information, and must not be present during any Credit Rating committee discussions that touch upon Confidential or Material Nonpublic Information.

c.  **Credit Risk Services (Subscription Products) and other non-Credit Ratings group:** SEC rules prohibit the selective disclosure of Material Nonpublic Information. Material Nonpublic Information may be defined as Nonpublic Information which may impact a reasonable investor's decision to buy, sell or hold a Security. MCR publishes Credit Ratings data and information on subscription platforms which may, or may not, be derived from Nonpublic Information. Where content is derived from Nonpublic Information, there is an elevated risk that the publication may contain Material Nonpublic Information.

  Ratings Action, Outlook or Under Review Status

Exhibit 3

Regardless of whether MCR is paid by the issuer to issue a Credit Rating, MCR's publications containing: (i) Ratings Actions and (ii) indications of the direction of a future Ratings Action (defined as the assignment of, or revision to, a ratings outlook or under review status) must be treated as potential Material Nonpublic Information. As such, MCR will make available its Ratings Actions, outlook or under review Status on MCR's public website at the same time as, or prior to, publication on a subscription platform. It is permissible to make additional commentary available only on a subscription platform, provided that such commentary does not include issuer Confidential Information or Material Nonpublic Information.

If an Access Person needs more information or advice related to the existence or content of any confidentiality agreements with respect to any MCR Clients, the Access Person should contact MCR's legal and/or compliance departments before presuming any information is non-confidential.

Exhibit 3

## Analytical Firewall Policy

**Divisional Firewalls**. An analyst within a division or group may not share any Confidential Information with other divisions or groups within MCR (other than (Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures) or discuss the deliberations relating to, or Confidential Information used in determining, Credit Ratings, rankings or assessments with other MCR Access Persons who are not involved in the same analytical or rating process (other than (i) Multiple Division Service Employees in accordance with the terms hereof and MCR's policies).

**Consulting Services**. No analyst may participate in consulting services if that analyst is involved in any Credit Rating processes (other than Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures), or participates or votes on any Credit Rating committee, or has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models unless pre-approved by compliance.

### Separation of Sales and Marketing from Credit Rating Analytics.

The foundation of the reputation of MCR is in the integrity and objectivity of its ratings. MCR maintains the integrity of its ratings by, among other things, separating the analytical process from the sales and marketing process and related and by avoiding Improper Considerations. Analytical Employee must avoid circumstances where they may be influenced by sales and marketing considerations and are further prohibited from negotiating ratings engagements thereby allowing the ratings process to be carried out in an objective manner, supporting the integrity of the ratings process. The Conflicts of Interest Global Policy and Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure describe the requirements and procedures that are specifically taken to separate the activities.

*Analytical Employee Activities*

Employees who are involved in the determination or approval of credit ratings, or development or approval of credit rating Methodologies, are not permitted to be involved in any sales or marketing activities relating to MCR or DBRS products and services.

*Commercial Activities:*

All sales and marketing activities or fee negotiations and discussions are to be handled and managed by Non-Analytical Personnel, which includes Business Development ("BD"). BD is comprised solely of Non-Analytical Personnel.

Furthermore, Non-Analytical Personnel may request information or input from Analytical Employees, or Analytical Employees may inform Non-Analytical Personnel, regarding information that BD may need to sell and market DBRS products and services, such as the staffing and time requirements, specific costs and expenses warranted to facilitate the provision of ratings. However, BD and other Covered Personnel may not seek to influence Analytical Employees with sales and marketing considerations.

For the purpose of this policy and procedure, **Improper Considerations** means any consideration that is intended to, or should reasonably be expected to, have the effect of causing an Analytical Employees to (1) alter a rating outcome on the basis of anything other than the merits of the entity, asset, security or instrument rated, or (2) develop or modify a Methodology on the basis of anything other than the considerations outlined in the Methodology Development and Modification Global Policy and Independent Review Function Methodology Review Procedures.

- Examples of Improper Considerations include non-analytical considerations, or the effect on MCR or DBRS's sales, revenue, market share, financial condition, and analyst compensation.
- Awareness of, access to, the types of information referenced below by Analytical Employees, in and of itself,

Exhibit 3

does not constitute an Improper Consideration:

- MCR or DBRS's market share by Analytical Employees I by asset class or sector.  This data is typically public and available widely in the market.
- Fees for a category of rating product by Managing Directors or Group Managing Directors who are Analytical Employees so long as such information is presented in a reasonable range and not specific to deal/transaction/issuer.

For greater clarity, the foregoing list includes examples of specific circumstances that do not constitute Improper Considerations and is not intended to be exhaustive.

.

Exhibit 3

**Key Controls**

| Control Objective | Control Description | Control Owner(s) | Frequency | Business Unit |
|---|---|---|---|---|
| Maintain analytical firewalls. Access Persons are only granted access to the files they need for their current responsibilities. | Role-based secured access to group specific, deal or issuer folders are being controlled through active directory group policy. All requests and approvals are recorded in JIRA. | Information Technology | Ongoing | All MCR Analytical Groups |
| Maintain analytical firewalls. Access Persons are only granted access to the files they need for their current responsibilities. | All groups heads are responsible for determining access levels for all Access Persons in their department based on their responsibilities and conveying that information to IT. | Group Heads | Ad-hoc | All MCR Business Units |
| Avoid any Client of another division or group receiving any Confidential Information from another division or group, or create any actual or potential conflict | Chair ensures that committee does not include a majority of multiple division service employee voters. Analytical Group Heads must inform Compliance of each multiple division service employee (MDSE) and the areas they will serve. | Analytical Group Heads | Ad-hoc | All MCR Business Units |
| To comply with MCR analytical firewalls and confidentiality policies. Access Persons are only granted access to MCR's custom-built systems/platforms at as-needed basis. | Role-driven page-level, module level entitlements for ratings workflow system are currently available. Business operations has the administrative rights for granting access to MCR Employees. | Business Operations, Information Technology | Ongoing | All MCR Analytical Groups |
| Every Morningstar Access Person who receives Confidential Information must follow all precautionary measures prescribed by Morningstar's internal control policies and procedures to safeguard Confidential Information. | All Access Persons must have completed compliance new hire training on the Code of Ethics and Code of Conduct before voting in a rating committee. | Analytical Group Heads | Ad-hoc | All MCR Analytical Groups |
| To prevent accidental publication of Private / Confidential Ratings. | The Lead Analyst (or his/her designee) will coordinate the assembling of the distribution list for Private / Confidential Ratings and obtain approval from analytical group heads (or his/her designee) prior to distribution and approval from the issuer (or whoever Morningstar interacts with on the | Lead Analysts, Analytical Group Heads | Each private and confidential ratings action | All MCR Analytical Groups |

Exhibit 3

| | specific deal) if necessary. The Lead Analyst will also ensure that 17g-7 disclosure form and reps & warranties report (if applicable) get included in the Private / Confidential Rating distribution as well. The Lead Analyst is responsible for ensuring that the Private / Confidential Ratings along with the relevant documents are not published on the MCR website in a timely manner. | | | |
|---|---|---|---|---|
| All Access Persons adhere to the Confidential Information and Analytical Firewall Policy. | Annual certification that access person has understood and adhered to Confidential Information and Analytical Firewall Policy through StarCompliance is required. | Compliance, Group Heads | Annual | All MCR Access Persons |
| Detect any leaks of Confidential Information. | Periodic monitoring of emails is performed by compliance based on a set of pre-defined key words for:<br>• Leaks of Confidential Information internally or to outsiders;<br>• Conflicts of interests between sales/analytics. | Compliance | Quarterly | All MCR Access Persons |

# Morningstar Credit Ratings, LLC – Regulatory Governance Board Charter
## Effective as of January 1, 2018

### Purpose

The purpose of the Regulatory Governance Board (the "Board") of Morningstar Credit Ratings, LLC ("MCR"),  is to satisfy the corporate governance, organization and management of conflicts of interest provisions (the "Rating Agency Governance Requirements") of Section 932 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Section 15E(t) of the Securities Exchange Act of 1934 (the "Exchange Act") and related Securities and Exchange Commission rules with respect to MCR. The Board shall constitute the "board of directors" of MCR contemplated by the Rating Agency Governance Requirements.

### Membership

The Board will consist of at least four members designated by the board of directors of Morningstar, Inc., (i) at least half of whom must be "independent" within the meaning of Section 15E(t)(2)(B) of the Exchange Act (the "In- dependent Members"), and (ii) at least one of which Independent Members must be a user of credit ratings from a nationally recognized statistical rating organization (an "NRSRO") as contemplated by Section 15E(t)(2)(A) of the Ex- change Act. The members will be appointed by the board of directors of Morningstar, Inc. and, in the case of the Inde- pendent Members, will serve for a single term not to exceed 5 years. The board of directors of Morningstar Inc. shall appoint the Chair of the Board.

### Board Organization and Procedures

The Board will meet quarterly in person or by telephone. It may meet more frequently, if the Board deems it necessary to comply with the responsibilities defined in this Charter.

The Board will have a Chair, who will be responsible for, with input from the other members of the Board, calling, es- tablishing agendas for, and supervising the Board meetings. The Chair, or a member of the Board appointed by the Chair, will report to the board of directors of Morningstar, Inc. the actions of the Board.

A majority of the members of the Board shall constitute a quorum for the transaction of business and the action of a majority of the members present at any meeting at which there is a quorum shall be the act of the Board. The Board may also take any action permitted in this Charter by unanimous written consent.

The Board will keep adequate minutes of its proceedings and shall maintain copies of such minutes and each written consent to action taken without a meeting.

### Responsibilities
The Board will:

1.   In order to satisfy the Rating Agency Governance Requirements, the Board will oversee, with respect to MCR:

(a) the establishment, maintenance and enforcement of policies and procedures for determining credit rat- ings; (b) the establishment, maintenance and enforcement of policies and procedures to address, manage and disclose any conflicts of interest; (c) the effectiveness of the internal control system with respect to  policies and procedures for determining credit ratings; and (d) compensation and promotion policies and practic- es.

2.      Approve models (including qualitative and quantitative models), procedures and methodologies that MCR uses to determine credit ratings as required by Rule 17g-8(a)(1) under the Exchange Act.

3.      Review this Charter at least annually and, if appropriate, revise this Charter from time to time.

4.      Perform such other duties and responsibilities, consistent with this Charter and the Rating Agency Govern- ance Requirements, delegated to the Board by the board or directors of Morningstar, Inc.